UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ConvergeOne Holdings, Inc.

(Name of Subject Company)

ConvergeOne Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mehdi Khodadad

John T. McKenna

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ConvergeOne Holdings, Inc., a Delaware corporation. The address of the principal executive offices of ConvergeOne is 3344 Highway 149, Eagan, Minnesota 55121, and our telephone number is (888) 321-6227. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “ConvergeOne” refer to ConvergeOne Holdings, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of ConvergeOne, $0.0001 par value per share (collectively, the “Shares”). As of November 5, 2018, there were (i) 77,905,500 Shares issued and outstanding, (ii) 6,276,500 Shares subject to issuance pursuant to outstanding options to acquire Shares, including 1,237,500 Shares subject to issuance pursuant to a unit purchase option for 1,125,000 units (the “Units”) at an exercise price of $10.00 per Unit (including 112,500 Shares issuable pursuant to rights included in the Units) held by EarlyBird Capital, Inc. and its distributees (the “EarlyBird Option”) (collectively, the “Company Options”), (iii) 85,287 Shares estimated to be subject to outstanding rights under the 2018 Employee Stock Purchase Plan (the “ESPP”) (based on total employee contributions to the ESPP from July 1, 2018 through October 31, 2018 and assuming the closing price per Share as reported by Nasdaq Global Market on the purchase date for the current offering period was equal to the Offer Price (as defined below)) and (iv) 1,917,310 Shares subject to issuance pursuant to warrants to acquire Shares at an exercise price of $11.50 per Share, including 562,500 Shares subject to issuance under warrants included in the Units that may be purchased pursuant to the EarlyBird Option (collectively, the “Company Warrants”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of ConvergeOne, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Our website is www.convergeone.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) PVKG Intermediate Holdings Inc., a Delaware corporation (“PVKG”), and (ii) PVKG Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of PVKG (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $12.50 per Share, to be paid to the holder in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 6, 2018 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among PVKG, Purchaser, and ConvergeOne. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the

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“DGCL”) and other applicable law, Purchaser will merge with and into ConvergeOne (the “Merger”), the separate existence of Purchaser will cease and ConvergeOne will continue as the surviving corporation and a wholly owned subsidiary of PVKG (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of ConvergeOne stockholders. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares held by ConvergeOne (including any held in ConvergeOne’s treasury) or by PVKG or Purchaser, or by any other direct or indirect wholly owned subsidiary of PVKG, which Shares will be canceled and will cease to exist, (ii) the Rollover Shares (see Item 3. Past Contacts, Transactions, Negotiations and Agreements), or (iii) Shares held by any stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Shares)) will be automatically converted into the right to receive the Offer Price (or any greater price per Share paid in the Offer), without interest thereon and less any applicable withholding taxes. Upon the Effective Time, ConvergeOne will cease to be a publicly traded company and will become wholly owned by PVKG. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement also provides that as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, PVKG, Purchaser or ConvergeOne, (i) each Company Option (other than the EarlyBird Option) that is then outstanding and unexercised as of immediately before the Effective Time, whether vested or unvested, will be canceled, extinguished and terminated for no consideration or payment, (ii) the EarlyBird Option that is then outstanding and unexercised as of immediately before the Effective Time, will be canceled, and the holder thereof will then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (a) the excess, if any, of the aggregate Offer Price payable on the number of Shares for which such EarlyBird Option would have converted to had it been exercised, minus (b) the aggregate exercise price of such EarlyBird Option (including, for the avoidance of doubt, any exercise price for any warrants issuable in connection with such EarlyBird Option), and (iii) each Company Warrant that is outstanding and unexercised as of immediately before the Effective Time (including Company Warrants issued upon exercise of the EarlyBird Options) will be canceled, and the holder thereof will then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (a) the excess, if any, of the aggregate Offer Price payable on the number of Shares for which such Company Warrant would have converted to had it been exercised, minus (b) the aggregate exercise price of such Company Warrant. Any Company Warrant that has an exercise price that is greater than or equal to the Offer Price will be canceled at the Effective Time for no consideration or payment.

The initial expiration date of the Offer is at 12:00 a.m., Eastern Time, on December 19, 2018 (one minute after 11:59 p.m., Eastern Time, on December 19, 2018), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the principal office of each of PVKG and Purchaser is located at c/o CVC Advisors (U.S.) Inc., 712 Fifth Avenue, 43rd Floor, New York, New York 10019 and the telephone number of each of PVKG and Purchaser is (212) 265-6222.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Registration Statement of ConvergeOne Holdings, Inc. on Form S-1, as amended, originally filed with the SEC on March 22, 2018 and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein (the “Registration Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) ConvergeOne or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or

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affiliates, or (y) PVKG, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained or incorporated by reference herein modifies or supersedes such information.

(a) Arrangements between ConvergeOne and its Executive Officers, Directors and Affiliates.

In considering the recommendation of our board of directors to our stockholders to tender their Shares in the Offer, stockholders should be aware that our executive officers, members of our board of directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. Our board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include (i) the receipt of payments and benefits by certain executive officers under individual employment offer letter agreements upon qualifying terminations of employment, (ii) the Rollover Agreement (see “—Rollover Agreement”), and (iii) the entitlement to indemnification benefits in favor of directors and officers of ConvergeOne.

For further information with respect to the arrangements between ConvergeOne and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between ConvergeOne and its executive officers, directors, and affiliates, please see the Registration Statement, including the information under the headings “Certain Relationships and Related Person Transactions,” “Executive Compensation,” and “Beneficial Ownership of Securities.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of ConvergeOne who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of ConvergeOne. As described under “—Rollover Agreement” below, each of John A. McKenna, Jr., Jeffrey Nachbor, Paul Maier and John F. Lyons have agreed to contribute their Rollover Shares to PVKG Investment Holdings, Inc., the direct parent of PVKG (“Holdings”), in exchange for equity interests in Holdings pursuant to the terms of the Rollover Agreement. As of November 1, 2018, the executive officers and directors of ConvergeOne beneficially owned, in the aggregate, 50,884,324 Shares (which, for clarity, excludes shares of capital stock of ConvergeOne issuable upon the exercise of outstanding Company Options and the Rollover Shares).

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The following table sets forth (i) the number of Shares beneficially owned as of November 1, 2018 by each of our executive officers and directors (which excludes shares of capital stock of ConvergeOne issuable upon the exercise of Company Options and Rollover Shares held by certain of officers of the Company and includes Shares issued to certain stockholders on November 1, 2018 following the Company’s achievement of the Earnings Target for fiscal year 2020 as described in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018) and (ii) the aggregate cash consideration that would be payable for such Shares.

Beneficial Owner	Number of Shares(1)	Rollover Shares(1)	Cash Value of Shares(1)
Clearlake Capital Partners III (Master), L.P.(2)	44,390,642	—	$554,883,025.00
John A. McKenna, Jr(3)	2,342,736	1,405,641	46,854,712.50
Jeffrey Nachbor	535,731	320,000	10,696,637.50
Paul Maier(4)	556,307	185,435	9,271,775.00
John F. Lyons	1,307,900	150,000	18,223,750.00
David Boris	754,729	—	9,434,112.50
Richard Katzman(5)	173,375	—	2,167,187.50
Keith W.F. Bradley	273,948	—	3,424,350.00
Behdad Eghbali(2)	44,390,642	—	554,883,025.00
Jose E. Feliciano(2)	44,390,642	—	554,883,025.00
Christopher Jurasek	275,008	—	3,437,600.00
Prashant Mehrotra	—	—	—
James Pade	—	—	—
Timothy J. Pawlenty	273,948	—	3,424,350.00
All directors and executive officers as a group (13 individuals)	50,884,324	2,061,076	$661,817,500.00

*	Less than one percent.
(1)

In connection with the Merger Agreement, Messrs. McKenna, Nachbor, Maier and Lyons agreed to roll over a portion of the proceeds they would have otherwise received upon consummation of the Transactions into shares of Holdings. Such shares of the Company to be rolled over (collectively, the “Rollover Shares”) are included in the applicable dollar amounts under the column “Cash Value of Shares” assuming an Offer Price of $12.50 per Share.

(2)

Represents Shares held by Clearlake Capital Partners III (Master), L.P., a Delaware limited partnership, or CCPIII. CCPIII’s general partner is Clearlake Capital Partners III GP, L.P., a Delaware limited partnership, or CCPIII GP. CCPIII GP’s general partner is Clearlake Capital Partners, LLC, a Delaware limited liability company, or CCP. CCP’s managing member is CCP MM, LLC, a Delaware limited liability company, or CCP MM. CCP MM’s managing member is CCG Operations, LLC, a Delaware limited liability company, or CCG Ops. José E. Feliciano and Behdad Eghbali are managers of CCG Ops and may be deemed to share voting and dispositive power of the Shares held of record by CCPIII. The address of Messrs. Feliciano and Eghbali and the entities named in this footnote is c/o Clearlake Capital Group, 233 Wilshire Blvd, Suite 800, Santa Monica, CA 90401.

(3)

Represents (i) 2,739,517 Shares directly held by Mr. McKenna and (ii) 1,008,862 Shares held by The John Arthur McKenna, Jr. Irrevocable Trust, dated August 27, 2014, of which Mr. McKenna’s wife is the sole trustee. Such amounts include the Rollover Shares beneficially owned by Mr. McKenna.

(4)	Represents 741,742 Shares held by Mr. Maier as trustee of Paul K. Maier Living Trust DTD 1/31/2008. Such amount includes the Rollover Shares beneficially owned by Mr. Maier.
(5)	Represents (i) 48,375 Shares held by Mr. Katzman and (ii) 125,000 Shares held by the Katzman Family LLC of which Richard Katzman is the investment manager.

Treatment of Company Options

As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, PVKG, Purchaser or ConvergeOne, each (A) Company Option (other than the EarlyBird Option) that is then outstanding and unexercised as of immediately before the Effective Time, whether vested or unvested, shall

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be canceled, extinguished and terminated for no consideration or payment and (B) the EarlyBird Option that is then outstanding and unexercised as of immediately before the Effective Time, will be canceled, and the holder thereof will then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the excess, if any, of the aggregate Offer Price payable on the number of Shares for which such EarlyBird Option would have converted to had it been exercised, minus (ii) the aggregate exercise price of such EarlyBird Option; provided, however, that ConvergeOne shall also take all actions that may be necessary to cancel, extinguish and terminate the EarlyBird Option effective as of, and contingent upon, the Effective Time, with no other obligations or liabilities to PVKG, Purchaser or ConvergeOne. None of ConvergeOne’s executive officers will receive any payments with respect to any outstanding Company Options in connection with the Transactions. None of ConvergeOne’s non-employee directors holds Company Options.

Treatment of Company Warrants

As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, PVKG, Purchaser or ConvergeOne, each Company Warrant that is outstanding and unexercised as of immediately before the Effective Time (including Company Warrants issuable upon exercise of the EarlyBird Options) will be canceled, and the holder thereof will then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (a) the excess, if any, of the aggregate Offer Price payable on the number of Shares for which such Company Warrant would have converted to had it been exercised, minus (b) the aggregate exercise price of such Company Warrant. Any Company Warrant that has an exercise price that is greater than or equal to the Offer Price will be canceled at the Effective Time for no consideration or payment.

Earnout Consideration Pursuant to the Forum Merger Agreement

Each of Messrs. McKenna, Nachbor, Maier and Lyons will receive payments in lieu of Shortfall Shares (as defined below) held by each of them on or prior to the closing of the Transactions as described below under the section titled “Item 8. Additional Information. Earnout Consideration.”

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

Our ESPP allows all of our regular full-time employees, including our executive officers, to purchase Shares at the lower of: (i) 95% of the fair market value on the first day of each offering pursuant to the ESPP; or (ii) 95% of the fair market value on the relevant purchase date pursuant to the ESPP, with the objective of allowing employees to profit when the Share value increases over time.

The ESPP’s next scheduled purchase date under the ongoing offering is December 31, 2018. Under the terms of the Merger Agreement, (i) no new offering will be authorized or commence on or after the date of the Merger Agreement, (ii) no participant in the ESPP may increase his or her rate of deferral in existence on the date of the Merger Agreement, (iii) the last day and final purchase date of the ongoing offering under the ESPP shall be the last business day prior to the time Purchaser and PVKG accept for payment the number of Shares validly tendered and not properly withdrawn pursuant to the Offer that satisfies the minimum tender condition (the “Offer Acceptance Time”), and (iv) the ESPP will terminate in its entirety as of the Offer Acceptance Time, contingent upon the Effective Time.

Employment Arrangements

In June 2014, each of Messrs. McKenna, Nachbor, Maier and Lyons entered into offer letter agreements with ConvergeOne Holdings Corp., our wholly-owned subsidiary (“C1 Holdings”). The offer letter agreements generally provide for at-will employment and set forth the executive officer’s initial base salary, discretionary performance bonus target, annual management incentive fee, severance eligibility, eligibility for other

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employment benefits, and pre-dispute arbitration agreement. Pursuant to their offer letter agreements, each of our executive officers is also entitled to severance payments upon termination of employment without “cause,” and Messrs. McKenna and Nachbor are entitled to severance upon termination of their employment for “good reason,” as described below. For purposes of these offer letter agreements, “cause” is defined as (i) the executive officer’s conviction of, or plea of no contest, or commission of any felony or any crime involving fraud, embezzlement, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) the executive officer’s attempted commission of, or participation in, a fraud, embezzlement or act of dishonesty (or an attempted fraud or act of dishonesty) that results in (or could result in) material harm to C1 Holdings or its affiliates, including but not limited to material harm to reputational interests; (iii) the executive officer’s violation of a fiduciary duty owed to C1 Holdings or any of its affiliates; (iv) the executive officer’s material breach of any contract or agreement between the executive officer and C1 Holdings or any of its affiliates or any applicable material company policies that are disclosed or otherwise made available in writing to the executive officer prior to such breach; (v) persistent neglect of the executive officer’s job duties, which is not cured within thirty (30) calendar days after the executive officer is provided written notice by C1 Holdings (or a parent or subsidiary) (provided, that such written notice and opportunity to cure are not required if the executive officer’s performance or neglect is not reasonably susceptible to being cured); or (vi) the executive officer’s gross misconduct or material failure to comply with a reasonable written instruction of C1 Holdings or its affiliates. For purposes of these offer letter agreements, “good reason” is defined as (i) a material reduction in the executive officer’s base salary or performance bonus target percentage of base salary; (ii) a material reduction in the executive officer’s duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless his new duties are materially reduced from the prior duties, provided that for Mr. McKenna only, his removal as C1 Holdings chairman of the board of directors shall not constitute “good reason”; or (iii) relocation of the executive officer’s principal place of employment to a place that increases the one-way commute by more than thirty-five (35) miles as compared to his then-current principal place of employment immediately prior to such relocation. In order for such executive officer to resign for good reason, each of the following requirements must be met: the executive officer must provide written notice to the C1 Holdings board of directors within thirty (30) days after the first occurrence of the event giving rise to good reason setting forth the basis for executive officer’s resignation, the executive officer must allow C1 Holdings at least thirty (30) days from receipt of such written notice to cure such event, such event is not reasonably cured by C1 Holdings within the cure period, and the executive officer must resign from all positions he then holds with C1 Holdings not later than sixty (60) days after the expiration of the cure period.

John A. McKenna, Jr.

If we terminate Mr. McKenna’s employment without cause (and other than for death or disability) or Mr. McKenna terminates his employment for good reason, Mr. McKenna will be eligible for the following severance benefits: (1) an amount equal to his annual base salary plus his performance bonus at target, paid in installments for 12 months, and (2) payment of up to 12 months of COBRA premiums for him and his covered dependents (provided, that, if and to the extent that such payments are not or cannot be paid or provided under any C1 Holdings plan or program without penalties or adverse tax consequences to C1 Holdings or for any other reason, then C1 Holdings is required to pay Mr. McKenna a fully taxable cash payment equal to the COBRA premium for that month). Mr. McKenna’s performance bonus target amount is 100% of his base salary. Mr. McKenna must execute an effective and irrevocable general release of claims to receive these benefits. In connection with entering into the offer letter agreement, Mr. McKenna was required to enter into a Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement which remains in effect. The payment of severance installments and COBRA premiums will be forfeited if Mr. McKenna breaches any material obligation to C1 Holdings or its affiliates (including the Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement) during the severance payment period.

6.

Jeffrey Nachbor

If we terminate Mr. Nachbor’s employment without cause (and other than for death or disability) or Mr. Nachbor terminates his employment for good reason, he will be eligible for severance benefits in an amount equal to his annual base salary, paid in installments for 12 months. Mr. Nachbor must execute an effective and irrevocable general release of claims to receive these benefits. In connection with entering into the offer letter agreement, Mr. Nachbor was required to enter into a Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement which remains in effect. The payment of severance installments is forfeited if Mr. Nachbor breaches any material obligation to C1 Holdings or its affiliates (including the Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement) during the severance payment period.

John F. Lyons

If we terminate Mr. Lyons’ employment without cause (and other than for death or disability), he will be eligible for severance benefits in an amount equal to his annual base salary, paid in installments for 12 months. Mr. Lyons must execute an effective and irrevocable general release of claims to receive these benefits. In connection with entering into the offer letter agreement, Mr. Lyons was required to enter into a Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement which remains in effect. The payment of severance installments is forfeited if Mr. Lyons breaches any material obligation to C1 Holdings or its affiliates (including the Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement) during the severance payment period.

Paul Maier

If we terminate Mr. Maier’s employment without cause (and other than for death or disability), he will be eligible for severance benefits in an amount equal to his annual base salary, paid in installments for 12 months. Mr. Maier must execute an effective and irrevocable general release of claims to receive these benefits. In connection with entering into the offer letter agreement, Mr. Mair was required to enter into a Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement which remains in effect. The payment of severance installments is forfeited if Mr. Maier materially breaches any continuing obligation to C1 Holdings or its affiliates (including the Proprietary Information, Inventions, Non-competition and Nonsolicitation Agreement) during the severance payment period.

For an estimate of the value of the payments and benefits described above that would be payable to each of our named executive officers under their employment agreements in connection with a qualifying termination upon or following the Merger, see “—Golden Parachute Compensation” below.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on December 31, 2018; (2) the employment of each named executive officer will be terminated at the Effective Time without “cause” or on account of “good reason”, if applicable (each as defined above under “—Employment Arrangements), entitling the named executive officer to receive severance payments and benefits under their respective offer letter agreement; (3) the named executive officer’s base salary rate and performance bonus target amount remain unchanged from that in

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effect as of November 1, 2018; (4) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (5) no named executive officer enters into a new agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. All of the payments in the table below are “double trigger” payments that require the named executive offers to terminate employment. No payments are made solely as a result of the Transactions without a subsequent termination of employment, i.e., there are no “single-trigger” payments. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between ConvergeOne and its Executive Officers, Directors and Affiliates.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment without “cause” or on account of “good reason”, if applicable, as being payable on a “double-trigger” basis.

Name(1)	Cash ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
John A. McKenna, Jr.	$1,200,000	$18,746	$1,218,746
Jeffrey Nachbor	$400,000	$—	$400,000
John F. Lyons	$400,000	$—	$400,000

(1)	Under relevant SEC rules, we are providing information in this table with respect to our executive officers who we expect will be our “named executive officers” for the year ending December 31, 2018.
(2)

The amount listed in this column represents the pre-tax value of the cash severance payments that would be paid pursuant to a termination of employment without “cause” or on account of “good reason”, if applicable, under each named executive officer’s offer letter agreement as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger benefits.” For Mr. McKenna, the amount equals one times the sum of his current base salary and performance bonus target amount. Mr. McKenna’s performance bonus target amount is 100% of base salary. For Messrs. Nachbor and Lyons, the amount equals one times each named executive officer’s current base salary. The following table breaks down the amounts in this column by type of payment.

Name	Cash Severance ($)	Performance Bonus Target Amount ($)
John A. McKenna, Jr.	$600,000	$600,000
Jeffrey Nachbor	$400,000	$0
John F Lyons	$400,000	$0

(3)

The amounts listed in this column represents the pre-tax value of the reimbursement of health care premiums which would be due pursuant to a qualifying termination of employment under the respective employment offer letter agreements as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger benefits” in that they require both the occurrence of the Transactions and a termination of employment in order to be payable.

Director Compensation

Non-employee members of our board of directors receive cash compensation under the terms of our non-employee director compensation policy adopted effective as of April 1, 2018, which is applicable to all of our non-employee directors. This compensation policy provides that each director who is not an employee or officer will receive the following compensation for service on our board of directors:

•	a $50,000 annual retainer for service as a member of our board of directors; and

•	a $15,000 supplemental annual retainer for service as chair of our audit committee, compensation committee or nominating and corporate governance committee.

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None of our non-employee directors hold Company Options or Company Warrants.

Indemnification of Directors and Officers; Insurance

ConvergeOne has entered into indemnity agreements (collectively, the “Indemnification Agreements”) with all of its directors and executive officers that require ConvergeOne to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of ConvergeOne or any of its affiliated enterprises, provided that ConvergeOne will not be required to indemnify such person if, among other things, such person’s conduct was knowingly fraudulent or constituted willful misconduct, constituted a breach of such person’s duty of loyalty to ConvergeOne, resulted in such person’s personal profit or advantage to which such person was not legally entitled, or if the indemnification would otherwise not be lawful. The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is included as Exhibit 10.23 to Amendment No. 4 to the Registration Statement on Form S-4 filed by ConvergeOne on February 1, 2018 and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of ConvergeOne for their acts and omissions occurring prior to the Effective Time, as provided in ConvergeOne’s organizational documents and as provided in specified indemnification agreements between ConvergeOne and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made in writing requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation and its subsidiaries shall, pursuant to the Merger Agreement, to the fullest extent permitted by applicable law, indemnify and hold harmless each of ConvergeOne’s former and present officers and directors in his capacity as an officer or director of ConvergeOne against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of ConvergeOne in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of ConvergeOne at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and PVKG must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by ConvergeOne as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of ConvergeOne (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy. However, in lieu maintaining such existing policy, we or PVKG may purchase a six-year “tail” policy for the ConvergeOne policy in effect as of the date of the Merger Agreement, subject to specified limitations.

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Section 16 Matters

The Merger Agreement provides that ConvergeOne will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Warrants and Company Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of our board of directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between ConvergeOne or any of its affiliates and any of the officers, directors or employees of ConvergeOne that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee (including the Rollover Agreement) and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Purchaser and PVKG and their Affiliates.

Merger Agreement

On November 6, 2018, ConvergeOne, PVKG and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Transaction Agreements) and the description of the conditions to the Offer contained in Section 15 (Certain Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide our stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosure about ConvergeOne in ConvergeOne’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on November 21, 2018 are incorporated herein by reference, and are not intended to provide any other factual information about ConvergeOne, PVKG, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by ConvergeOne to PVKG in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of ConvergeOne at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about ConvergeOne in ConvergeOne’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ConvergeOne’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, ConvergeOne, PVKG, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in ConvergeOne’s other public filings.

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Tender and Support Agreement

The Tender and Support Agreement (the “Tender and Support Agreement”) requires Clearlake Capital Partners III (Master), L.P. (“Clearlake”), and the other signatories therein to vote the respective Shares they beneficially own to approve and adopt the Merger Agreement and the Transactions. Clearlake and the other signatories collectively beneficially owned approximately 68% of the Shares (with such tender and support obligations subject to reduction to 39.99% upon an adverse recommendation change by our board) outstanding as of November 1, 2018, inclusive of the issuance of 2,574,137 Shares to certain stockholders (including Clearlake and certain of the other signatories) on November 1, 2018 following the Company’s achievement of the Earnings Target for fiscal year 2020 as described in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

Confidentiality Agreement

On August 31, 2018, CVC Advisors (U.S.) Inc. (“CVC”) and ConvergeOne entered into a confidentiality agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Under the Confidentiality Agreement, the parties agreed to undertake reasonable precautions to keep confidential, subject to certain exceptions, information furnished by the other party in furtherance of the proposed transaction between the parties, and to use such information solely for the purpose of evaluating, and negotiating the terms of, a potential transaction between the parties. The parties agreed to certain standstill provisions that prohibit PVKG and its affiliates from taking certain actions involving or with respect to ConvergeOne for a one year period, subject to certain exceptions set forth in the Confidentiality Agreement. Each party also agreed, subject to certain exceptions, that it and its representatives would not, for a period of one year from the date of the Confidentiality Agreement, solicit the employment of any officer or employee of the other party or other party’s affiliates who first became known to such party in connection with the proposed transaction or the evaluation thereof. The foregoing provisions automatically terminated upon the entry of the parties into the Merger Agreement. This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(13) hereto and incorporated herein by reference.

The Exclusivity Agreement

ConvergeOne and CVC entered into an exclusivity letter agreement on November 3, 2018 (as it may be amended from time to time, the “Exclusivity Agreement”), pursuant to which ConvergeOne agreed, among other things, that from the date thereof through 5:00 p.m., Pacific Time, on the earlier of (1) November 5, 2018 and (2) the date on which CVC advised ConvergeOne that it was abandoning the possible transaction and terminating all discussions with respect thereto (the “Exclusivity Period”), ConvergeOne would not, nor would ConvergeOne authorize or instruct any of its officers, directors or employees, or any investment banker, attorney or other advisor or representative retained by ConvergeOne to, (1) continue any solicitation, knowing encouragement, knowing facilitation, discussions or negotiations with any person (other than ongoing discussions with CVC or its affiliates) that may have been ongoing with respect to an acquisition proposal or (2) directly or indirectly (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constituted, or could have reasonably been expected to lead to, an acquisition proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal or any proposal or offer that could have reasonably been expected to lead to an acquisition proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal. This summary and description of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(14) hereto and incorporated herein by reference.

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The Rollover Agreement

In connection with entering into the Merger Agreement, certain ConvergeOne stockholders (the “Rollover Stockholders”) entered into a rollover agreement (the “Rollover Agreement”) with Holdings. The following summary of the Rollover Agreement is qualified in its entirety by reference to the Rollover Agreement itself, a copy of which is filed as Exhibit (e)(15) hereto and is incorporated by reference herein. Stockholders are urged to read the Rollover Agreement for a more complete description of the provisions summarized below.

Pursuant to the Rollover Agreement, the Rollover Stockholders have agreed, among other things, to exchange a portion of their Shares set forth across from such Rollover Stockholder’s name in the table below (the “Rollover Shares”) into equity interests of Holdings at the same price per share paid by CVC Capital Partners VII (A) L.P., a Jersey limited partnership, for its purchase of indirect shares of PVKG in connection with the Merger Agreement. The obligations of the parties pursuant to the Rollover Agreement are subject to the satisfaction or waiver by PVKG, Purchaser and ConvergeOne, as applicable, of all of the conditions to the consummation of the Merger, as set forth in the Merger Agreement. The Rollover Stockholders each made customary representations, warranties and acknowledgements regarding the contribution.

Name	Number of Rollover Shares
John A. McKenna, Jr.	1,405,641
Jeffrey Nachbor	320,000
Paul Maier	185,435
John F. Lyons	150,000
Craig Chumley	50,000
Klaus Hillmann	42,164
Gerry Pearce	57,668
Seth Frank	47,114
William Benson	1,710
Neil Wada	9,330
Joe Fabrizio	33,354
Colleen Haberman	20,000
Mark Langanki	6,889
Brooks Martin	28,000
Scott Ford	100,000

Except pursuant to the terms of the Rollover Agreement, the Support Agreement or the Merger Agreement, each Rollover Stockholder has agreed not to:

•	grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of such Rollover Stockholder’s Rollover Shares;

•	tender any of such Rollover Stockholder’s Rollover Shares pursuant to the Offer; or

•

otherwise sell, assign, transfer, encumber or dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer encumbrance or other disposition of, any of such Rollover Stockholder’s Rollover Shares.

The Rollover Agreement will automatically terminate if, at any time prior to the closing of the Transactions, the Merger Agreement is terminated in accordance with its terms.

The parties to the Rollover Agreement are entitled to an injunction or injunctions to prevent breaches of the agreement and to enforce specifically the terms and provisions therein.

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New Post-Closing Option Pool

It is expected that PVKG will adopt a new stock option plan after the consummation of the Transactions with an option pool equal to approximately 10% of the fully diluted stock of PVKG. While, no determinations have been made with respect to any individual allocations of options under the proposed plan it is anticipated that the executive officers and other key employees of ConvergeOne will be eligible to receive such grants post-closing.

Item 4. The Solicitation or Recommendation.

On November 5, 2018, our board of directors acting upon the unanimous recommendation of our special transaction committee of directors formed for the purpose of, among other things, evaluating and making a recommendation to our board of directors with respect to the Merger Agreement and the Transactions unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (d) resolved to recommend that the stockholders of ConvergeOne tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our board of directors unanimously recommends that holders of Shares tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

Our board of directors, together with our senior management, regularly reviews and assesses our company’s performance, stock price, risks, opportunities and strategy in light of market conditions, as well as evolving industry dynamics that may affect our long-term strategic plans. We operate in a fragmented market that offers significant consolidation opportunities, as well as associated risks. Historically, we have been successful acquiring and integrating companies that have enhanced our offerings and ability to serve our clients. Our historical and recent acquisitions demonstrate our commitment to this strategy and success in integrating acquired companies.

As a result, our board of directors and senior management, together with our legal and financial advisors, regularly review and evaluate a wide range of strategic opportunities for business combinations, acquisitions and other financial and strategic alternatives, with a view to maximizing stockholder value. Our board of directors and senior management have also identified, and from time to time discussed and evaluated, the significant costs and risks associated with operating as an independent, standalone public company, including certain costs associated with transitioning from a privately-held company to a public company, certain risks associated with executing on our strategic acquisitions and corporate development plans as a public company, and general associated risks across our company’s businesses.

Based on our stock performance since becoming a public company in February 2018 through July 2018 as compared to our company’s positive financial and operational performance, we determined, based on the recommendations of senior management and our financial advisors, to undertake a comprehensive review of our available strategic options, including a potential sale, strategic acquisitions, stock repurchases, and other strategic and financial arrangements.

At a regular meeting on August 8, 2018, our board of directors reviewed with our outside counsel, Cooley LLP, the fiduciary responsibilities of our directors in the context of evaluating our long-term strategic plan, including considering strategic alternatives. In order to best facilitate this strategic review process, our board of directors unanimously resolved at this meeting to constitute a special transaction committee, comprised of directors David Boris, Behdad Eghbali, John A. McKenna, Jr. and James Pade, each of whom has extensive

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expertise and experience in acquiring and selling companies, to assist our board of directors in fulfilling its responsibility relating to the review, evaluation and negotiation of potential strategic alternatives that could maximize value for our stockholders and to make a recommendation on the outcome of such process to our board of directors. The special transaction committee was given the authority to assess strategic alternatives that may be available to our company and oversee a potential strategic process, including the authority to retain financial and other advisors to support such a strategic process. At this meeting, our board of directors also discussed the importance of evaluating existing and potential conflicts of interest, including the importance of considering personal and financial relationships of the members of our board of directors, and whether there might be differing interests as between Clearlake and other ConvergeOne stockholders. Our board of directors also considered that members of our management could have different interests from our stockholders, and that those interests would need to be monitored and reviewed in any strategic review process in order to ensure a fair, unbiased and robust process that would maximize stockholder value.

On August 27, 2018 and September 6, 2018, the special transaction committee executed engagement letters with Raymond James and William Blair, respectively, pursuant to which each of Raymond James and William Blair would serve as financial advisors to assist with its evaluation of potential strategic options. The special transaction committee engaged William Blair and Raymond James based on their respective experience, performance and expertise as financial advisors in a wide variety of relevant transactions applicable to us and our industry sector.

Commencing in early September 2018, William Blair and Raymond James made introductory contacts with 69 prospective counterparties of which 40 were financial parties and 29 were strategic parties, of which 26 financial parties and 3 strategic parties expressed interest in exploring a potential strategic transaction with our company, entered into confidentiality agreements approved by the special transaction committee, and of which 7 parties were provided access to the virtual data room set up by our company with the support of our financial advisors and Cooley LLP. All of the confidentiality agreements we entered into with counterparties included a customary standstill provision with a duration of between 6 and 24 months (including a provision prohibiting such counterparty from making any request that our board of directors waive the standstill restrictions, known as a “don’t ask/don’t waive” provision), which the special transaction committee determined, in consultation with our financial advisors and Cooley LLP, was advisable and in the best interest of our stockholders in order to encourage counterparties to offer their best and highest offers in the strategic transaction process. Strategic Party A (as defined below), however, indicated that it would not, as a matter of institutional policy, sign a confidentiality agreement that did not include a “fall away” provision by which the standstill and “don’t ask, don’t waive” provisions became inoperative upon, among other things, ConvergeOne entering into a definitive agreement with respect to a sale. Therefore, such confidentiality agreement with Strategic Party A only includes such a “fall away” provision.

On September 17, 2018, management began delivering presentations to each of the 29 interested counterparties, of which 14 financial parties and 2 strategic parties continued their assessment of our company after review of the management presentations, commenced diligence and held related diligence sessions with members of our management. The other 53 potential counterparties who had expressed initial interest in a potential transaction or who were previously contacted by William Blair and/or Raymond James at the direction of the strategic transaction committee declined to participate in the process.

On September 27, 2018, in accordance with the special transaction committee’s directive, William Blair and Raymond James sent an initial process letter, together with a template merger agreement prepared by Cooley LLP and approved by the special transaction committee, on our behalf to those 16 potential counterparties describing the strategic process and requesting initial written proposals and a mark-up of the template merger agreement by October 22, 2018.

On October 18, 2018, the special transaction committee held a telephonic meeting together with the representatives of William Blair, Raymond James and Cooley LLP to review the process to date and receive an

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update on expected proposals to be submitted by interested counterparties. William Blair and Raymond James confirmed that a private equity firm (“Private Equity Firm A”), a second private equity firm (“Private Equity Firm B”), a third private equity firm (“Private Equity Firm C”), two large strategic counterparties (“Strategic Party A” and “Strategic Party B”, respectively) and Purchaser had each expressed intent to submit preliminary proposals by the submission deadline and discussed other potentially interested counterparties who received a process letter and template merger agreement and could also potentially be in a position to submit a proposal in the process.

Between October 22, 2018 and October 24, 2018, four preliminary proposals were presented to the special transaction committee from Private Equity Firm A, Private Equity Firm B, Private Equity Firm C and Purchaser. Purchaser’s proposal provided for an all-cash purchase price higher than the other three submitted proposals and no material closing contingencies, but also indicated that Purchaser required additional time to complete its diligence and be in a position to present a final proposal. Private Equity Firm A’s proposal also had no material contingencies and committed to an aggressive timetable to sign by October 31, 2018, but it also included a transaction structure that could potentially result in the consummation of a transaction later than the tender-offer transaction structure proposed in our template merger agreement. Each of Private Equity Firm B and Private Equity Firm C’s proposed purchase price, other terms and timeline to signing were materially inferior to the proposals received by the special transaction committee from Private Equity Firm A and Purchaser. Strategic Party A did not provide a written proposal and instead indicated an interest in entering into a strategic partnership agreement with ConvergeOne on terms to be agreed to by the parties. Both Private Equity Firm A and Purchaser provided a mark-up of the template merger agreement. Neither Private Equity Firm B nor Private Equity Firm C provided a mark-up of the template merger agreement. Strategic Party B did not make an offer.

On October 25, 2018, a news article relating to the strategic process was published, based on unnamed sources, suggesting that our company was in advanced stages of exploring a sale. The closing price of our common stock rose from $8.54 per share on October 24, 2018 (the last day before the news article was published) to $8.98 per share on October 25, 2018.

On October 25, 2018, the special transaction committee held a telephonic meeting together with the representatives of William Blair, Raymond James and Cooley LLP to review the comprehensive proposals received from Purchaser, Private Equity Firm A and Private Equity Firm B, as well as the preliminary offers indicated by Private Equity Firm C and Strategic Party A. The special transaction committee was advised that Strategic Party B had decided not to continue in the process. The special transaction committee was also advised by Raymond James that Private Equity Firm A was highly motivated to execute on a transaction by October 31, 2018 and had expressed willingness to preempt the other counterparties with a higher purchase price and did not want the timeline extended beyond October 31. After discussion, the special transaction committee agreed that it was in the best interests of ConvergeOne and its stockholders to extend the final proposal submission deadline to November 2, 2018 in order to permit Purchaser to complete its diligence and submit a final proposal and to permit Private Equity Firm A additional time to improve its preliminary terms which remained inferior to Purchaser’s. The special transaction committee also decided that the proposals from Private Equity Firm B and Private Equity Firm C were materially inferior, economically and otherwise, to the other proposals received and directed William Blair and Raymond James to terminate Private Equity Firm B and Private Equity Firm C from the strategic process unless they were prepared to substantially improve their terms by the extended submission deadline. The special transaction committee also discussed the need for a final round process letter to the interested counterparties, the possibility for any other counterparties that could present a proposal within or around the extended timeline, and related next steps. The special transaction committee also determined that Strategic Party A’s proposal was not competitive or beneficial to stockholders in comparison to the other offers being considered by the committee.

On October 25, 2018, in accordance with the special transaction committee’s directive, William Blair and Raymond James sent a final round process letter to the interested counterparties requesting they submit their final binding proposals, their final mark-up of the merger agreement and any equity and/or debt commitment letters required in order to finance their proposals by November 2, 2018. On the same day, we terminated discussions with Private Equity Firm B and Private Equity Firm C after separate telephonic feedback sessions among

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William Blair, Raymond James and the representatives of each of such counterparties, in which Private Equity Firm B and Private Equity Firm C each separately indicated that they were not prepared to substantially improve the terms of their offer even with additional time. Representatives of William Blair and Raymond James also provided feedback to Strategic Party A and terminated further discussions with such counterparty.

Between October 25, 2018 and October 26, 2018, Cooley LLP delivered revised drafts of the merger agreement to both Private Equity Firm A and Purchaser, reflecting changes deemed necessary and acceptable by the special transaction committee, including a two-step tender offer structure with a customary “fiduciary out” and associated termination fee to ensure a fast and efficient closing while maximizing value to stockholders; reduction or elimination of any “inside dates” or “marketing periods” which could delay closing; a commitment for Clearlake, certain of our executive officers and members of our board of directors holding, in the aggregate, 68% of our issued and outstanding common stock to tender their stock into the tender offer (subject to a reduction to 39.99% upon a company adverse change recommendation); and a material reverse termination fee to reduce any financing risk associated with the transaction. The representatives of Cooley LLP also held related telephone discussions with both the legal advisor for Private Equity Firm A and Purchaser’s legal advisor, White & Case LLP.

On October 27, 2018, the special transaction committee requested that William Blair and Raymond James confidentially disclose to the committee information regarding any material relationships their respective firms have had within the prior five years providing investment banking services to, or on behalf of, either Purchaser or Private Equity Firm A and/or their respective affiliated portfolio companies. In response, William Blair and Raymond James each provided such information for the prior two years. Based on the information furnished by William Blair and Raymond James, the special transaction committee determined that any such relationships would not preclude William Blair or Raymond James from effectively and impartially advising ConvergeOne, or from delivering fairness opinions in connection with a potential transaction. A more detailed description of such information is included under the sections entitled “—Opinion of Raymond James & Associates, Inc.” and “Opinion of William Blair & Company, L.L.C.” of this Schedule 14D-9. As a result, the special transaction committee agreed on amended engagement terms with each of William Blair and Raymond James specifying that William Blair and Raymond James would each prepare a separate fairness opinion and related analysis in connection with a potential transaction. On November 2, 2018 and November 3, 2018, we executed amendments to our engagement letters with each of William Blair and Raymond James, respectively, memorializing such amended terms.

On October 28, 2018, the special transaction committee formally approved the terms of the engagement of Morgan Stanley & Co., as financial advisor engaged on October 27, 2018 by the special transaction committee to prepare a summary of indicative debt financing terms and related analyses to potential counterparties in connection with a potential transaction.

On November 1, 2018, the special transaction committee deemed it prudent and in the best interests of ConvergeOne and our stockholders to have views on the fairness of the consideration to be received in a potential strategic transaction not just from William Blair and Raymond James as financial advisors, but also from Jefferies LLC given its specific industry knowledge and perspective and the fact that it was not then representing ConvergeOne (notwithstanding the fact that, as noted above, the special transaction committee determined, and remained of the view, that neither William Blair nor Raymond James was precluded from effectively and impartially advising ConvergeOne, or from delivering fairness opinions in connection with a potential transaction). On November 2, 2018, the special transaction committee formally engaged Jefferies LLC as an advisor to evaluate the fairness from a financial point of view, of the consideration to be received by our stockholders in a potential strategic transaction.

Between November 1, 2018 and November 2, 2018, William Blair and Raymond James confirmed with each of Private Equity Firm A and Purchaser the anticipated timing of its final proposal and related documentation. Both counterparties confirmed that they anticipated delivering their final proposals and related documentation by the submission deadline that afternoon. Private Equity Firm A also confirmed in discussions

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with our senior management that a proposal would be forthcoming by the submission deadline and would be on terms superior to its initial proposal.

After the submission deadline on the afternoon of November 2, 2018 with no final proposals having been submitted by either Private Equity Firm A or Purchaser, William Blair and Raymond James reached out several times to each of Private Equity Firm A and Purchaser to confirm the status of their final proposals and reiterated that ConvergeOne was proceeding with making a decision as to the strategic process under the proposed timeline. In its discussion with Raymond James, Private Equity Firm A indicated that, contrary to its prior indications through the process, it would not be submitting a final proposal at the submission deadline. In contrast, after discussions with William Blair, Purchaser ultimately confirmed it would follow through on its final proposal, and, shortly thereafter, delivered its final proposal, revised draft of the merger agreement and disclosure schedules, as well as drafts of its related equity and debt committee letters and a limited guarantee.

Later the evening of November 2, 2018, the special transaction committee held a telephonic meeting with the representatives of William Blair, Raymond James and Cooley LLP to review the updated proposal from Purchaser and the lack of a final proposal from Private Equity Firm A. The special transaction committee recognized that the final proposal and revised merger agreement from Purchaser was favorable to our stockholders, with minimal closing and payment contingencies, conventional committed debt financing and closing certainty on an expedited timeline utilizing a two-step tender offer structure with a fiduciary out and associated termination fee, and a commitment to guarantee a material reverse termination fee. However, the special transaction committee was not yet able to determine that Purchaser’s purchase price per share, which remained unchanged from Purchaser’s initial preliminary proposal, reflected a sufficient premium on which our board of directors and stockholders would fully support a strategic transaction with Purchaser. After discussion, William Blair and Raymond James requested, at the direction of the special transaction committee, that Purchaser improve its purchase price per share and provide its best possible price for consideration by the committee. Following the special transaction committee meeting a representative of William Blair contacted Purchaser indicating that we would require a purchase price of at least $12.75 per share to proceed with the strategic transaction.

Shortly thereafter, Purchaser offered to increase its purchase price per share from $12.00 to $12.50 as their best and final purchase price, on otherwise the same terms as reflected in its final proposal; provided, that Purchaser be granted 72-hours exclusivity by our company and our representatives toward a signing through 5:00 PM (Pacific Time) on November 5, 2018 in order to fully commit Purchaser and our legal and financial advisors to finalizing a transaction. In light of Purchaser’s improved offer, which was on materially superior terms, economically and otherwise, to Private Equity Firm A’s preliminary offer and which the special transaction committee determined now reflected a sufficient premium on which our board of directors and stockholders would fully support a strategic transaction with Purchaser, as well as the highest value obtainable by and in the best interests of our stockholders, and in light of Private Equity Firm A’s declining to submit a final proposal despite its indications to the contrary throughout the process, the special transaction committee recommended that we pursue the proposed transaction with Purchaser on substantially the terms set forth in its amended proposal. In order to facilitate the finalization of such proposed transaction, the special transaction committee approved entering into a limited 72-hour exclusivity agreement with Purchaser, and directed Cooley LLP to prepare and distribute an exclusivity agreement together with confirmation of Purchaser’s revised purchase price per share that evening.

On the morning of November 3, 2018, we and Purchaser finalized and executed the exclusivity agreement, and our respective legal counsels were directed to engage on finalizing the merger agreement and all other documentation required to execute a merger agreement no later than after-market trading on November 5, 2018.

On November 3, 2018 and November 4, 2018, Private Equity Firm A made at least three inquiries, via email and telephone, to our management and financial advisors indicating its continued interest in our company. However, at no time did Private Equity Firm A indicate a final proposal would be forthcoming. Although, pursuant to the terms of the exclusivity agreement with Purchaser, we were no longer permitted to engage with Private Equity Firm A, Private Equity Firm A gave no indication of its interest or intention to present a final proposal (notwithstanding its prior indications that it would deliver a superior proposal by the final submission deadline, that it would preempt other

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parties on terms, and that it could improve on its own terms, including considering a transaction structure that provided our stockholders a “fiduciary out” protection similar to the structure agreed to by Purchaser). After doubting the competitive nature of the process, which was continually communicated to it, Private Equity Firm A failed to ultimately deliver a proposal as a result of its inquiries or otherwise.

On November 4, 2018, our board of directors held a special telephonic meeting together with Cooley LLP to receive an update on the strategic process from the special transaction committee and its related recommendation to pursue the proposed transaction with Purchaser, which it deemed to be in the best interests of our company and our stockholders. After discussion, our board of directors directed senior management and Cooley LLP to work toward a signing with Purchaser expeditiously.

On the afternoon of November 5, 2018, our board of directors held a special telephonic meeting together with representatives of William Blair, Raymond James, Jefferies LLC and Cooley LLP to discuss the status of the proposed transaction with Purchaser. At the start of the meeting, a representative from Cooley LLP advised our board of directors on their fiduciary responsibilities. Our board of directors also considered, and was supportive of, a request initiated by Purchaser shortly prior to the special telephonic meeting to update the definitive documentation to facilitate a tax-efficient rollover of Shares in ConvergeOne held by members of our senior management. As a result, our board of directors decided to reconvene later that day while the parties and their respective legal counsels finalized the Merger Agreement and the terms of the proposed equity rollover arrangements between senior management and Purchaser. In connection with such rollover discussions, our board of directors again considered the importance of evaluating existing and potential conflicts of interest, including the importance of considering personal and financial relationships of the members of our management and board of directors, including pursuant to any rollover. Our board of directors therefore determined that any negotiations between management and Purchaser regarding such rollover terms would not be permitted to delay execution of a definitive agreement, nor result in any material deviations from the transaction terms and structure otherwise approved by our board of directors and reflected in Purchaser’s final proposal.

Over the course of the evening of November 5, 2018, Cooley LLP and White & Case LLP continued to negotiate and finalize the terms and conditions of the Merger Agreement and related documentation.

Later during the day of November 5, 2018, our board of directors continued its meeting. At the meeting, the representatives of each of William Blair, Raymond James and Jefferies delivered separate oral opinions of their respective firms (which were subsequently confirmed in writing by delivery of written opinions dated November 5, 2018) that, as of November 5, 2018 and based on and subject to the factors and assumptions set forth therein, the $12.50 in cash per share to be paid by Purchaser to our stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to our stockholders. Our board of directors reviewed the proposed transaction and the presentations together with Cooley LLP and, following such discussion, our board of directors determined that it would be far more favorable for our stockholders to accept $12.50 per share, which represented a significant premium of over 46% to our company’s closing trading price of $8.54 per share on the day before news reports suggested we were engaged in a transaction process on October 25, 2018, than to continue as a standalone public company or pursue other alternatives. After discussion, our board of directors unanimously (i) adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of ConvergeOne and our stockholders, (iii) approved the execution, delivery and performance by ConvergeOne of the Merger Agreement, (iv) directed that the adoption of the Merger Agreement be submitted to a vote of our stockholders and (v) resolved to make this recommendation. Our board of directors also approved the terms of the proposed equity rollover between Purchaser and our senior management. A more detailed description of such equity rollover arrangements is included under the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The Rollover Agreement” of this Schedule 14D-9.

The morning of November 6, 2018, before the commencement of trading hours, we and Purchaser executed the merger agreement, finalized the related documentation, and issued a joint press release announcing the transaction.

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(ii) Reasons for Recommendation

On November 5, 2018, our board of directors acting upon the unanimous recommendation of our special transaction committee of directors formed for the purpose of, among other things, evaluating and making a recommendation to our board of directors with respect to the Merger Agreement and the Transactions has unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (d) resolved to recommend that the stockholders of ConvergeOne tender their Shares to Purchaser pursuant to the Offer.

Our board of directors consulted with our management and legal and financial advisors in evaluating the Merger Agreement and the Offer and the Merger. Our board of directors also considered the following factors (which are not listed in any relative order of importance) in reaching its conclusion to approve the Merger Agreement and the Transactions:

•	The Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders.

•

The fact that the $12.50 price to be paid for each Share in connection with the Offer and the Merger represents (a) over a 32% premium to the closing price of $9.43 per Share on November 5, 2018, (b) a 35% premium to the thirty-day VWAP prior to October 25, 2018 and (c) representing over a 56% premium to the closing price on ConvergeOne’s debut date on the Nasdaq on February 23, 2018.

•	The fact that the Shares have never traded at prices higher than the Offer Price since ConvergeOne became a public company on February 23, 2018.

•	The liquidity position of ConvergeOne (i.e., ConvergeOne’s ability to generate cash and finance its operations).

•

Our board’s belief, after consideration of potential strategic alternatives and discussions with our management, the results of prior market checks and discussions with other industry participants, including through a comprehensive strategic review process initiated by our board of directors, and the board’s own knowledge of our current assets, that the sale of the Shares for the Offer Price is more favorable to the stockholders of ConvergeOne than the potential value that might have resulted from other strategic options available to ConvergeOne, including continuing to operate the business as a standalone public company or a sale of certain assets.

•

Our board’s assessment of our prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in our business and general market conditions and trends.

•

Our board’s belief that we negotiated the highest price per Share that PVKG was willing to pay to acquire the Shares and that the terms of the Merger Agreement include the most favorable terms to us, in the aggregate, to which PVKG was willing to agree.

•

The opinions, each dated November 5, 2018, of Raymond James & Associates, Inc., William Blair & Company, L.L.C. and Jefferies LLC to ConvergeOne’s board as to the fairness, from a financial point of view and as of such date, of the $12.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares pursuant to the Merger Agreement, each such opinion being based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described below under “—Opinion of Raymond James & Associates, Inc.,” “—Opinion of William Blair &Company, L.L.C.” and “—Opinion of Jefferies LLC.”

•	The Offer is structured as a tender offer, which can be completed, and the Offer Price, less any applicable withholding taxes, can thereafter be delivered promptly to our stockholders who tender their

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Shares for purchase pursuant to the Offer, reducing the period of uncertainty for stockholders and employees during the pendency of the Transactions, with a second step merger, in accordance with Section 251(h) of the DGCL, to be completed promptly after the Offer Acceptance Time, as a result of which each Share (other than Shares (i) held immediately prior to the Effective Time by ConvergeOne (including any held in ConvergeOne’s treasury), (ii) held immediately prior to the Effective Time by PVKG, Purchaser or any other direct or indirect wholly owned subsidiary of PVKG, (iii) that are Rollover Shares contributed to PVKG by our management team, or (iv) that are Shares held by a holder who is entitled to demand and properly exercised and perfected its demand for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price.

•

The fact that, under certain circumstances, Purchaser must, at our election, extend the Offer for one or more periods if any Offer condition set forth in the Merger Agreement has not been satisfied or, to the extent permitted by the Merger Agreement, waived.

•

Our board’s belief that the Offer would likely be consummated after taking into account the nature of the conditions to the Offer, including the absence of any financing condition, and our directors’ and officers’ and Clearlake’s execution of the Tender and Support Agreement covering approximately 65% of the outstanding Shares, and our board’s belief that the transaction is unlikely to be delayed by any regulatory review.

•	The other terms and conditions of the Merger Agreement, including the following related factors:

•

the fact that PVKG had obtained a financing commitment from Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, and Wells Fargo, Bank, N.A. to provide funding for the Offer and the Merger;

•

the conclusion of our board that the termination fee of $54 million, and the circumstances when such termination fee may be payable by ConvergeOne, are reasonable in light of the benefit of the Offer and the other Transactions;

•

ConvergeOne’s right to receive a $107 million termination fee payable by PVKG to ConvergeOne if the Merger Agreement is terminated for certain reasons provided in the Merger Agreement and ConvergeOne’s ability to seek specific enforcement of PVKG’s and Purchaser’s obligations under the Merger Agreement, in certain circumstances, thereby ensuring that ConvergeOne has appropriate remedies in the event PVKG and Purchaser fail to comply with their obligations under the Merger Agreement;

•

the ability of our board under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and our right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to compliance with certain requirements (including the payment of the termination fee), and the related ability for other parties to approach ConvergeOne if such party is potentially interested in such a transaction, subject in each case to the terms and conditions of the Merger Agreement;

•	the availability of statutory appraisal rights to our stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL; and

Our board of directors also considered a variety of risks, uncertainties, restrictions and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

The fact that we would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of ConvergeOne or benefit from the successful execution of our current strategy as a public company.

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•

The potential effects of the announcement and pendency of the Merger Agreement and the Offer on our operations, Share price, employees, customers and suppliers, our ability to retain and attract key personnel while the Transactions are pending, and the possibility of any suit, action or proceeding in respect of the Merger Agreement or the Transactions.

•

The financial interests of our executive officers and directors and the fact that our executive officers and members of our board may be deemed to have interests in the execution and delivery of the Merger Agreement and the Transactions, including the Offer and the Merger, that may be different from, or in addition to, those of our stockholders (including the Rollover Agreement), generally.

•	The fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of our Shares may be adversely affected;

•	we will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	we may lose key employees or commercial partners after announcement of the Offer;

•	our business may be subject to significant disruption; and

•	our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•

The $54 million termination fee payable to PVKG upon the occurrence of certain events, including the potential effect of such termination fee with respect to competing offers for ConvergeOne that otherwise might be more advantageous to our stockholders.

•	The fact that any gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•

The restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our board of directors in connection with its recommendation. In view of the wide variety of factors considered by our board of directors in connection with the evaluation of the Merger Agreement, the Offer and the Merger and the complexity of these matters, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our board of directors also considered the interests of our executive officers and directors as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

(iii) Certain Financial Projections

ConvergeOne does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

In connection with the annual preparation of our budget and to facilitate planning in connection therewith, our management prepared certain financial projections for our board. We initially provided these financial

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projections reflecting ConvergeOne as a standalone company (the “Projections”) to Raymond James and William Blair on September 25, 2018 and then to Jefferies on November 1, 2018, who were directed by our board to use them in connection with the rendering of their fairness opinions to our board and performing their related financial analyses, as described below under “—Opinion of Raymond James & Associates, Inc.,” “—Opinion of William Blair & Company, L.L.C.” and “—Opinion of Jefferies LLC.” The Projections were also made available to the potential buyers with whom we signed confidentiality agreements and who were given access to our electronic data room, including PVKG.

The information set forth below is included solely to give ConvergeOne stockholders access to certain financial projections that were made available to our board, advisors and potential buyers, and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The Projections (as defined below) were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that we or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Projections reflect numerous estimates and assumptions made by ConvergeOne’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond ConvergeOne’s control. Management views the Projections as being subject to inherent risks and uncertainties associated with such projections.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ConvergeOne in our public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

The following is a summary of the Projections:

Projections

	2017	2018				FY
($ in millions)	Q4	Q1	Q2	Q3	Q4	2018E	2019F	2020F	2021F	2022F
Total Revenue	$330.0	$352.1	$408.4	$417.3	$426.4	$1,604.3	$1,722.7	$1,864.2	$2,027.3	$2,192.0
Total Gross Profit	$101.0	$105.2	$124.1	$125.6	$128.7	$483.6	$521.6	$566.4	$627.7	$690.5
Total SG&A	$66.6	$69.9	$72.8	$75.2	$80.7	$298.5	$315.3	$336.6	$364.6	$393.8
Pro Forma Adjusted EBITDA	$34.4	$35.3	$51.3	$50.4	$48.1	$185.1	$206.2	$229.8	$263.0	$296.7
Total Addbacks(1)	(19.6)	(26.4)	(20.7)	(13.7)	(8.3)	(69.1)	(3.0)	—	—	—

(1)

Total Addbacks include: share-based compensation expense, purchase accounting adjustments, transaction costs (including costs to realize synergies), Company board of directors expenses, public company costs,

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other out-of-period adjustments, pro forma EBITDA of the acquisition of Advantel Incorporated (closed as of September 28, 2018), and pro forma EBITDA of Arrow Systems Integration (closed as of February 15, 2018) and one-time and non-recurring process and efficiency improvements realized or expected to be realized from all acquisitions where synergies are realized or expected to be realized.

Q4 2018 Cash Flow Forecast

($ in thousands)	Q4 2018
Total Inflows	$491,242
Total Disbursements	$(422,196)

Operating Cash Flow	$69,046

CapEx Forecast

($ in millions)	2018E	2019F	2020F	2021F	2022F
Total CapEx	11.9	9.3	9.8	11.2	9.7
Total Depreciation & Amortization	53.1	53.4	54	54.7	55.3

Working Capital Projections

	FY 2017A	LTM	FY
($ in millions)		Jul-18	2018F	2019F	2020F	2021F	2022F
Net Working Capital	$38.8	$99.7	$56.4	$56.1	$54.0	$52.5	$51.4
Change in Net Working Capital				(0.3)	(2.1)	(1.5)	(1.1)

Net Debt

	September 30, 2018(1)	December 31, 2018(1)
Net Debt calculation (in thousands):
Net Debt	$707,097

Net Debt including the Potential Acquisition(2):	$802,097	$709,796

(1)	Assume no change in equity or cash.
(2)	Includes the purchase price and transaction costs of the Potential Acquisition.

Tax Assumptions
Marginal tax rate for ConvergeOne	26%

The following pro forma EBITDA projections were provided to Raymond James, William Blair and Jefferies by management and reflect the impact of the Potential Acquisition.

EBITDA Projections ($ in millions)

2018E Pro Forma Adjusted EBITDA, including Potential Acquisition	$203.6

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The following LTM EBITDA was provided separately by management as a result of its quality of earnings review.

EBITDA ($ in Millions)

LTM EBITDA-9/30/2018	$183.5

(iv) Opinion of Raymond James & Associates, Inc.

The Company retained Raymond James as financial advisor on August 27, 2018. Pursuant to that engagement, the Company’s board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of the Company’s outstanding Shares of the Offer Price to be received by such holders (other than PVKG, Purchaser or any of their respective affiliates, and other than the Company’s outstanding Shares contributed to PVKG or its affiliate by a specified member of management of the Company pursuant to the Merger Agreement (“Rollover Shares”)) pursuant to the Merger Agreement.

At the November 5, 2018 meeting of the Company’s board of directors, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Company’s board of directors dated November 5, 2018, as to the fairness, as of such date, from a financial point of view, to the holders of the Company’s outstanding Shares of the Offer Price to be received by such holders (other than PVKG, Purchaser or any of their respective affiliates and holders of Rollover Shares) in the Transactions pursuant to the Merger Agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex I to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Shares are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Company’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Transactions and its opinion only addresses whether the Offer Price to be received by the holders of the Shares (other than PVKG, Purchaser or any of their respective affiliates and holders of Rollover Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Company’s board of directors or to any holder of Shares as to how the Company’s board of directors, such stockholder or any other person should tender Shares or otherwise act with respect to the Transactions or any other matter.

In connection with its review of the proposed Transactions and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated as of November 5, 2018 by and among PVKG, Purchaser and the Company (the “Draft Merger Agreement”);

•

reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to Raymond James by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the calendar year periods ending December 31, 2018 through December 31, 2022, as approved for Raymond James’ use by the Company (the “Projections”);

•	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

•	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

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•	reviewed the financial and operating performance of the Company and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for the Shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•

reviewed a certificate addressed to Raymond James from a member of senior management of the Company regarding, among things, the accuracy of the information, data and materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company;

•	conducted such other financial studies, analyses and inquiries and considered such other factors, as Raymond James deemed appropriate; and

•	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Company’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the Draft Merger Agreement reviewed by Raymond James in all respects material to its analysis, and that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or the Company that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions, or the availability or advisability of any alternatives to the Transactions. Raymond James provided certain advice to the Company with respect to the proposed Transaction. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than PVKG, Purchaser or any of their respective affiliates and holders of Rollover Shares) in the Transactions pursuant to the Merger Agreement. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Company’s board of directors to approve or consummate the Transactions. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate

25.

professional sources. Furthermore, Raymond James relied, with the consent of the Company’s board of directors, on the fact that the Company was assisted by legal, accounting and tax advisors, and, with the consent of the Company’s board of directors relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors, as to all legal, accounting and tax matters with respect to the Company and the Transactions.

In formulating its opinion, Raymond James considered only the Offer Price to be received by the holders of Shares (other than PVKG, Purchaser or any of their respective affiliates and holders of Rollover Shares) in the Transactions pursuant to the Merger Agreement, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or such class of persons, in connection with the Transactions whether relative to the Offer Price or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transactions amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Transactions on the solvency or viability of the Company, PVKG or Purchaser or the ability of the Company, PVKG or Purchaser to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Company’s board of directors at its meeting on November 5, 2018, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to the Company, PVKG or the contemplated Transactions.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of five selected publicly-traded companies that engage primarily in the technology solutions integration business that it deemed relevant and for which future financial estimates were publicly available, including:

•	CDW Corporation

•	Insight Enterprises, Inc.

•	Presidio, Inc.

•	ePlus inc.

•	PC Connection, Inc.

Although none of the selected companies are directly comparable to the Company, the selected companies were chosen because they share, in Raymond James’ professional judgment and experience, similar industry and similar business characteristics with the Company, including type of products or services offered and business model or target market, or have similar operating characteristics. Raymond James determined, using its professional judgment, that the selected companies were the most appropriate for purposes of this analysis.

Raymond James calculated various financial multiples for each selected company, including enterprise value (defined as market value plus debt, plus preferred stock, plus minority interests, less cash) compared to earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation and non-recurring changes, or “EBITDA”, for the most recent actual twelve months results reported by such selected company, referred to as “TTM”, as well as to Wall Street research analysts’ projected EBITDA for the selected companies for calendar years ending December 31, 2018 and 2019, referred to as “CY18” and “CY19”. The estimates

26.

published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the Company implied by the Offer Price. The results of the selected public companies analysis are summarized below:

	Enterprise Value / EBITDA			TTM EBITDA
	TTM	CY18E	CY19E	Margin
Mean	9.4x	9.4x	8.7x	6.1%
Median	8.8x	9.0x	8.4x	7.4%
Minimum	6.6x	6.4x	6.0x	3.6%
Maximum	12.9x	12.8x	11.9x	7.8%
Offer Price	10.0x	9.9x	8.9x	11.6%

Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples for each of the metrics to the Company’s actual and projected financial results and determined the implied equity price per Share and then compared those implied equity values per Share to the Offer Price of $12.50 per Share. The results of this are summarized below:

		Enterprise Value /EBITDA
	TTM(1)	CY18E	CY18E— Adjusted(2)	CY19E
Mean	$11.46	$11.52	$12.39	$12.19
Median	$10.08	$10.72	$11.52	$11.39
Minimum	$5.66	$5.31	$5.58	$5.98
Maximum	$18.34	$18.32	$19.87	$19.21
Offer Price	$12.50	$12.50	$12.50	$12.50

(1)	“TTM” accounts for trailing twelve months ending September 30, 2018 EBITDA of $183.5 million, as provided to Raymond James by the Company’s management.
(2)

“CY18E—Adjusted” is adjusted, as provided to Raymond James by management of the Company, to account for an additional $18.6 million of EBITDA for such period and an additional $95.0 million of net debt, in each case, attributable to the consummation of the Potential Acquisition as described under “Certain Financial Projections” of this Schedule 14D-9.

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions since 2010 of companies that engage primarily in the technology solutions integration business and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

•	Acquisition of CompuCom Systems, Inc. by Office Depot, Inc. (10/03/2017)

•	Acquisition of OnX Enterprise Solutions by Cincinnati Bell (7/10/2017)

•	Acquisition of Datalink Corporation by Insight Enterprises, Inc. (11/07/2016)

•	Acquisition of Softchoice Corporation by Birch Hill Equity Partners (4/22/2013)

•	Acquisition of INX Inc. by Presidio, Inc. (11/01/2011)

•	Acquisition of Agilysis Technology Solutions by OnX Enterprise Solutions Ltd. (5/31/2011)

•	Acquisition of MSI System Integrators by Sirius Computer Solutions, Inc. (10/29/2010)

Although none of the selected transactions are directly comparable to the Transactions, the selected transactions were chosen because they share, in Raymond James’ professional judgment and experience, similar industry and

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similar business characteristics with the Company, including type of products or services offered and business model or target market, or have similar operating characteristics. Raymond James determined, using its professional judgment, that the selected transactions were the most appropriate for purposes of this analysis.

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ EBITDA for the twelve months ended prior to announcement of the selected transaction, where such information was publicly available. Raymond James reviewed the mean, median, minimum and maximum relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer Price. Furthermore, Raymond James applied the mean, median, minimum and maximum relative valuation multiples to the Company’s actual trailing twelve months EBITDA to determine the implied equity price per Share and then compared those implied equity values per Share to the Offer Price of $12.50 per Share. The results of the selected transactions analysis are summarized below:

	Enterprise Value		Implied Equity Price Per Share
	TTM EBITDA(1)	TTM EBITDA— Adjusted(2)	TTM EBITDA(1)	TTM EBITDA— Adjusted(2)
Mean	7.4x	7.4x	$7.23	$7.83
Median	7.0x	7.0x	$6.53	$7.05
Minimum	6.1x	6.1x	$4.57	$4.88
Maximum	9.6x	9.6x	$11.76	$12.83
Offer Price	10.0x	9.4x	$12.50	$12.50

(1)	“TTM EBITDA” accounts for trailing twelve months ending September 30, 2018 EBITDA of $183.5 million, as provided to Raymond James by the Company’s management.
(2)

“TTM EBITDA—Adjusted” (a) includes the trailing twelve months ending December 31, 2018 based on actual results and the Projections provided by the Company’s management to Raymond James and assumes a closing of the Potential Acquisition, as described under “Certain Financial Projections” of this Schedule 14D-9, by the end of calendar year 2018 and (b) is adjusted, as provided to Raymond James by the Company’s management, to account for an additional $18.6 million of EBITDA for such period and an additional $95.0 million of net debt, in each case, attributable to the consummation of the Potential Acquisition.

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of the Company’s projected unlevered, after-tax free cash flows for the quarterly period ending December 31, 2018 and calendar years ending December 31, 2019 through 2022 on a standalone basis.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2022 as the final year for the analysis and applied terminal growth rates, selected in Raymond James’ professional judgment and experience, ranging from 2.0% to 3.0%, to calendar year 2022 projected unlevered, after-tax free cash flow in order to derive a range of terminal values for the Company in 2022.

The projected unlevered, after-tax free cash flows and terminal values were then discounted to present value as of September 30, 2018 using discount rates ranging from 11.5% to 13.5%, which, based on Raymond James’ professional judgment and experience, reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per Share. Raymond James reviewed the range of per Share prices derived in the discounted cash flow analysis and compared them to the price per Share implied by the Offer Price. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share
Minimum	$12.14
Maximum	18.53
Offer Price	$12.50

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Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Company’s board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of the Shares of the Offer Price to be received by such holders (other than PVKG, Purchaser or any of their respective affiliates and holders of Rollover Shares) in connection with the proposed Transactions pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Company’s board of directors in making its determination to approve the Transactions. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the views of the Company’s board of directors or Company management with respect to the Company, PVKG or Purchaser, or the Transactions. Raymond James provided advice to the Company with respect to the proposed Transactions. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transactions. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on November 4, 2018 and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has been engaged by or otherwise performed services for the Company for which it was paid approximately $400,000 in fees (separately from any amounts paid or to be paid to Raymond James in connection with the Transactions under the engagement letter described in this Schedule 14D-9 pursuant to which Raymond James was retained as a financial advisor to the Company to assist in reviewing strategic alternatives) including in connection with the special purpose acquisition company transaction which enabled the Company to become a Nasdaq-listed public company. In addition, during the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from PVKG or CVC Advisors (U.S.), Inc.

For services rendered in connection with its engagement and the delivery of its opinion, a fee of $1,000,000 became payable to Raymond James upon delivery of its opinion, which fee was not contingent upon the successful completion of the Transactions or the conclusion reached within Raymond James’ opinion. The Company has agreed to pay an additional fee of up to approximately $9.3 million to Raymond James upon the

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consummation of the proposed Transactions. This fee assumes that the Potential Acquisition would be consummated prior to the closing of the Transactions, and such fee could be lower if such acquisition is not consummated. The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or CVC Advisors (U.S.), Inc. or other participants in the Transactions in the future, for which Raymond James may receive compensation.

(v) Opinion of William Blair & Company, L.L.C.

William Blair was retained to act as financial advisor to the Company’s special transaction committee of directors in connection with the proposed Transactions. As part of its engagement, the Company’s special transaction committee of directors requested that William Blair render an opinion to the Company’s board of directors as to whether the Offer Price to be received by the Company’s stockholders (other than PVKG, Purchaser and their respective affiliates) was fair to such stockholders, from a financial point of view. On November 5, 2018, William Blair delivered its oral opinion to the Company’s board of directors and subsequently confirmed in writing that, as of November 5, 2018 and based upon and subject to the assumptions, qualifications and limitations stated therein, the Offer Price to be received by the Company’s stockholders (other than PVKG, Purchaser and their respective affiliates) was fair to such stockholders, from a financial point of view.

The full text of William Blair’s written opinion, dated November 5, 2018, is attached as Annex II to this Schedule 14D-9 and incorporated herein by reference. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. The analysis performed by William Blair should be viewed in its entirety; none of the methods of analysis should be viewed in isolation. William Blair’s fairness opinion was directed to the Company’s board of directors for its benefit and use in evaluating the fairness of the Offer Price to be received pursuant to the Merger Agreement and relates only to the fairness, as of the date of William Blair’s fairness opinion and from a financial point of view, of the Offer Price to be received by the Company’s stockholders (other than PVKG, Purchaser and their respective affiliates) in the proposed Offer and Merger pursuant to the Merger Agreement. William Blair did not address the merits of the underlying decision by the Company to engage in the Transactions and William Blair’s fairness opinion does constitute a recommendation to any of the Company’s stockholders as to whether to tender its Shares in the Offer or how that stockholder should vote with respect to the Merger. The following summary of William Blair’s fairness opinion is qualified in its entirety by reference to the full text of William Blair’s fairness opinion.

In connection with William Blair’s fairness opinion, William Blair examined or discussed, among other things:

•	the draft of the Merger Agreement dated November 4, 2018, and William Blair assumed that the final form of the Merger Agreement would not differ from such draft in any material respects;

•	certain audited historical financial statements of the Company for the three years ended December 31, 2015, 2016 and 2017;

•	certain unaudited historical financial statements of the Company for the nine months ended September 30, 2017 and September 30, 2018;

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•

certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company for the fiscal years ended December 31, 2018 through December 31, 2022 (the “Forecasts”);

•	certain information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of the Company compared with those of certain other publicly traded companies William Blair deemed relevant;

•	the current and historical market prices and trading volumes of the Shares; and

•	certain other publicly available information on the Company.

William Blair also held discussions with members of the senior management of the Company to discuss the foregoing, considered other matters that it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. William Blair was not asked to consider, and its opinion does not address, the relative merits of the Transactions as compared to any alternative business strategies that may exist for the Company or the effect of any other transaction in which the Company might engage.

In rendering its opinion, William Blair assumed and relied, without independent verification and with the Company’s board of directors’ consent, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of William Blair’s fairness opinion including, without limitation, the Forecasts, and William Blair assumed no responsibility or liability therefor. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the senior management of the Company that the Forecasts examined by William Blair were reasonably prepared on a basis reflecting the best estimates then available to, and judgments of, the Company’s senior management. William Blair expressed no opinion with respect to the Forecasts or the estimates and judgments on which they were based. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Offer Price payable to the Company’s other stockholders. William Blair expressed no opinion as to any terms or other aspects of the Transactions (other than the Offer Price to the extent specified herein), including, without limitation, the form or structure of the Transactions, or the tax or accounting consequences thereof.

William Blair’s fairness opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of the fairness opinion. Although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its fairness opinion. William Blair relied as to all legal matters on advice of counsel to the Company, and assumed in rendering its opinion that the Transactions would be consummated on the terms described in the Merger Agreement, without any amendment or waiver of any material terms or conditions by the Company.

William Blair’s investment banking services and its opinion were provided for the use and benefit of the Company’s board of directors in connection with its consideration of the Transactions contemplated by the Merger Agreement. William Blair’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by the Company stockholders (other than PVKG, Purchasers and their respective affiliates) in the Transactions pursuant to the Merger Agreement, and William Blair did not address the merits of the underlying decision by the Company to engage in the Transactions and its opinion does not constitute a recommendation to the Company’s stockholders as to as to whether to tender its Shares in the Offer or how that stockholder should vote with respect to the Merger.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures,

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including each of the financial analyses described below, and reviewed with the Company’s board of directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at William Blair’s fairness opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Company Analysis

William Blair reviewed and compared certain financial information relating to the Company to corresponding operating and financial metrics and multiples for four publicly traded companies that provide IT solutions, including services and resale of IT hardware and software that William Blair deemed relevant. The companies selected by William Blair were: (i) CDW Corporation, (ii) ePlus, (iii) Insight Enterprises and (iv) Presidio.

Among the information William Blair considered was adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”). In calculating adjusted EBITDA, William Blair adjusted for certain non-recurring, non-operating, and non-cash items, as applicable. William Blair considered the enterprise value as a multiple of adjusted EBITDA for each company for the last 12-month period (“LTM”) for which results were publicly available (as of September 30, 2018 for CDW Corporation and as of June 30, 2018 for each of ePlus, Insight Enterprises and Presidio). William Blair also considered the enterprise value as a multiple of calendar year 2018 (“CY 2018E”) and 2019 (“CY 2019E”) adjusted EBITDA for each company for which estimates were publicly available. William Blair also considered the market capitalization (“price”) as a multiple of CY 2018E and CY 2019E estimated adjusted net income (“earnings”) for each company for which estimates were publicly available. The operating results and the corresponding derived multiples for the selected public companies were based on each company’s most recent publicly available financial information.

William Blair then used the implied enterprise value based on the terms of the proposed Transactions to derive implied valuation multiples for the Company of adjusted EBITDA per credit agreement for the LTM period for which results were publicly available, adjusted EBITDA for CY 2018E and CY 2019E based on the Projections, as well as the median analyst estimates of the Company’s adjusted EBITDA for CY 2018E and CY 2019E (as updated after the issuance of the Company’s third quarter 2018 earnings on October 30, 2018). William Blair also derived a price to earnings ratio, or P/E multiple, by dividing the implied equity value based on the terms of the proposed transaction by the Company’s adjusted net income for the LTM period for which results were publicly available as well as the median analyst estimates for the Company’s adjusted net income for CY 2018E and CY 2019E (as updated after the issuance of the Company’s third quarter 2018 earnings on October 30, 2018). William Blair then compared the multiples implied for the Company based on the terms of the proposed Transactions to the range of trading multiples for the selected public companies based on publicly available financial data as of November 2, 2018 (including Capital IQ and SEC filings). Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is directly comparable to the Company. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis

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of trading multiples of the selected public companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following tables:

	Implied Transaction Multiple based on Forecasts	Implied Transaction Multiple based on Consensus Estimates	Minimum	Mean	Median	Maximum
Enterprise Value/ LTM Adjusted EBITDA	10.7x		6.9x	9.9x	9.9x	12.9x
Enterprise Value / CY2018E Adjusted EBITDA	9.9x	10.7x	6.7x	10.0x	10.2x	12.7x
Enterprise Value / CY 2019E Adjusted EBITDA	8.9x	9.9x	6.3x	9.2x	9.4x	11.8x
CY2018E Price / Earnings (“P/E”)		14.6x	11.6x	19.1x	18.6x	27.4x
CY2019E P/E		12.1x	10.8x	14.9x	16.1x	16.7x

William Blair noted for the Company’s board of directors that the implied multiple for the proposed Transactions based on both the Forecasts and consensus estimates was within the ranges of adjusted EBITDA and P/E multiples for the selected public companies.

At the request of the Company’s board of directors, William Blair also used the implied enterprise value based on the terms of the proposed Transactions to derive an implied valuation multiple for the Company based on the Forecast of adjusted EBITDA for CY 2018E and assuming consummation the Potential Acquisition and as described under “Certain Financial Projections” of this Schedule 14D-9. William Blair noted for the Company’s board of directors that the implied multiple for the proposed Transactions based on the Forecast of adjusted EBITDA for CY2018E and assuming consummation the Potential Acquisition was within the range of adjusted EBITDA multiples for the selected public companies.

Selected Precedent Transactions Analysis

William Blair performed an analysis of selected precedent transactions consisting of 5 transactions that closed since 2010 for targets that provide IT solutions, including services and resale of IT hardware and software, with enterprise values in excess of $100 million. William Blair’s analysis was based on publicly available information regarding such transactions. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions that were examined were (target/acquiror (date closed)): (i) OnX/CBB (October 2017), (ii) NCI/HIG (August 2017), (iii) Datalink/Insight Enterprises (January 2017), (iv) Softchoice/Birch Hill (June 2013) and (v) Dimension Data Holdings plc/Nippon Telegraph and Telephone (October 2010).

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target as a multiple of its adjusted EBITDA for the LTM period prior to the announcement of the respective transaction based on publicly available financial data (including Capital IQ and SEC filings). William Blair compared the resulting range of transaction multiples of adjusted EBITDA for the selected transactions to the implied transaction multiple of LTM adjusted EBITDA per credit agreement for the Company based on the terms of the proposed Transactions. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following table:

	Implied Transaction Multiple	Minimum	Mean	Median	Maximum
Enterprise Value / LTM Adjusted EBITDA	10.7x	6.3x	8.3x	7.9x	10.6x

William Blair noted for the Company’s board of directors that the implied adjusted EBITDA multiple for the proposed acquisition is above the range of adjusted EBITDA multiples for the selected precedent transactions.

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Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiple of the Company, none of these transactions or associated companies is directly comparable to the proposed Transactions or the Company. Accordingly, this involved several considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors therein.

Premiums Paid Analysis.

William Blair reviewed data from 398 acquisitions of U.S. publicly traded companies announced since January 1, 2016 and with equity values greater than $250 million in which 100% of the target’s equity was acquired. Based on this set of public transactions, William Blair analyzed the acquisition price per share as a premium to the closing share price one trading day, one week, one month, 60 days, 90 days and 180 days prior to the announcement of the transaction, for all 398 transactions. William Blair compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the proposed Transactions based on the Share prices one day, one week, one month, 60 days, 90 days and 180 days prior to November 2, 2018, the last trading day prior to William Blair’s fairness opinion. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

			Premiums Paid Percentage Data by Percentile
Premium Period Before November 2, 2018	Company Common Share Price	Premium at $12.50 / Share	10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$9.15	36.6%	2.1%	6.8%	11.9%	16.7%	20.3%	26.6%	33.5%	43.6%	56.2%
One Week Prior	$9.00	38.9%	3.0%	10.3%	14.4%	18.3%	23.1%	29.0%	35.1%	43.7%	57.5%
One Month Prior	$8.94	39.8%	2.7%	12.5%	17.0%	22.1%	28.2%	32.5%	38.7%	48.3%	59.4%
60 Days Prior	$9.14	36.8%	4.6%	13.4%	19.7%	25.5%	30.2%	35.2%	41.8%	51.0%	65.5%
90 Days Prior	$9.32	34.1%	6.2%	14.9%	20.7%	27.3%	33.0%	38.2%	43.4%	57.5%	69.6%
180 Days Prior	$8.83	41.6%	1.6%	12.5%	19.9%	26.4%	34.4%	40.7%	50.1%	60.2%	88.0%

William Blair noted for the Company’s board of directors that the Offer Price premium to the Company’s closing stock price one day, one week and one month prior to November 2, 2018 was above the 70th percentile and below the 80th percentile of the analyzed precedent public transactions, the Offer Price premium to the Company’s closing stock price 60 days prior to November 2, 2018 was above the 60th percentile and below the 70th percentile of the analyzed precedent public transactions, the Offer Price premium to the Company’s closing stock price 90 days prior to November 2, 2018 was above the 50th percentile and below the 60th percentile of the analyzed precedent public transactions and the Offer Price premium to the Company’s closing stock price 180 days prior to November 2, 2018 was above the 60th percentile and below the 70th percentile of the analyzed precedent public transactions.

William Blair also compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the proposed Transactions based on the Company’s Share prices on and prior to the date when public news reports circulated that the Company was in advanced stages of a sale process, noting for the Company’s board of directors that the Offer Price also presented a significant premium versus the analyzed precedent public transactions on and prior to such market rumors.

Discounted Cash Flow Analysis

Perpetuity Growth Method

Based solely on the Forecasts, information and assumptions provided by management of the Company, William Blair performed a discounted cash flow analysis of the Company’s projected unlevered, after-tax free cash flows for CY 2018E through CY 2022E using a perpetuity growth method. William Blair calculated terminal values for the Company by utilizing perpetuity growth rates ranging from 0.0% to 3.0% of free cash flow for future periods after CY 2022 based on Blair’s professional judgment and experience given the nature of

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the Company’s business and the industry in which it operates. The cash flows and terminal values were then discounted to present value as of September 30, 2018 using discount rates ranging from 9.0% to 12.0%, which were based upon Blair’s professional judgment of the estimated range of the Company’s weighted average cost of capital using the capital asset pricing model. This analysis indicated a range of implied equity values per Share of $13.01 to $30.45 per Share, as compared to the Offer Price of $12.50 per Share.

At the request of the Company’s special transaction committee of directors, William Blair sensitized the Company forecasts for 2018E through 2022E revenue compounded annual growth rates (“CAGR”) and 2022E targeted adjusted EBITDA margin and performed a discounted cash flow analysis of the Company’s projected unlevered, after-tax free cash flows for CY 2018E through CY 2022E using a perpetuity growth method. William Blair calculated terminal values for the Company by utilizing 2018E through 2022E revenue CAGRs ranging from 2.0% to 8.1% (which is the CAGR implied by the Forecasts). The cash flows and terminal values were then discounted using a range of 2022E adjusted EBITDA margins of the Company ranging from 10.5% to 13.5% (the adjusted EBITDA margin implied by the Forecasts). This analysis assumes a 1.5% perpetuity growth rate, the midpoint of the range used in the above analysis. The revenue CAGRs and adjusted EBITDA margins were selected based on Blair’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates. This analysis indicated a range of implied equity values per Share of $10.12 to $18.74, as compared to the Offer Price of $12.50 per Share.

Exit Multiple Method

Based solely on the Forecasts, information and assumptions provided by management of the Company, William Blair performed a discounted cash flow analysis of the Company’s projected unlevered, after-tax free cash flows for CY 2018E through CY 2022E using the exit multiple method. William Blair calculated terminal values for the Company by utilizing exit multiples ranging from 7.0x to 10.0x. The cash flows and exit multiples were then discounted to present value as of September 30, 2018 using discount rates ranging from 9.0% to 12.0%, which were based upon Blair’s professional judgment of the estimated range of the Company’s weighted average cost of capital using the capital asset pricing model. The exit multiple range was selected based upon Blair’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates, including the market leverage of relevant precedent transactions and public company trading multiples. This analysis indicated a range of implied equity values per Share of $13.60 to $22.39 per Share, as compared to the Offer Price of $12.50 per Share.

At the request of the Company’s special transaction committee of directors, William Blair sensitized the Company forecasts for 2018E through 2022E revenue CAGR and 2022E targeted adjusted EBITDA margin and performed a discounted cash flow analysis of the Company’s projected unlevered, after-tax free cash flows for CY 2018E through CY 2022E using the exit multiple method. William Blair calculated terminal values for the Company by utilizing 2018E through 2022E revenue CAGRs ranging from 2.0% to 8.1% (which is the CAGR implied by the Forecasts). The cash flows and terminal values were then discounted using a range of 2022E adjusted EBITDA margins of the Company ranging from 10.5% to 13.5% (the adjusted EBITDA margin implied by the Forecasts). This analysis assumes an 8.5x exit multiple, the midpoint of the range used in the above analysis. The revenue CAGRs and adjusted EBITDA margins were selected based on Blair’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates. This analysis indicated a range of implied equity values per share of $9.14 to $17.67, as compared to the Offer Price of $12.50 per Share.

Leveraged Buyout Analysis.

Exit Multiple Range

Based on the Forecasts, William Blair performed a leveraged buyout analysis and projected illustrative implied purchase prices at which a leveraged buyout of the Company could occur using an exit multiple range. In this analysis, William Blair estimated a terminal value by utilizing a range of CY 2022E EBITDA exit multiples

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of 7.0x to 10.0x and assumed internal rate of returns ranging from 16.0% to 20.0%. The exit multiple range was selected based upon Blair’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates, including the market leverage of relevant precedent transactions and public company trading multiples. The internal rate of return was derived by William Blair utilizing its professional judgment and experience. William Blair noted that the equity value per Share implied by the leveraged buyout analysis using the exit multiple range, subject to the assumptions set forth above, ranged from $11.56 to $17.46, as compared to the Offer Price of $12.50 per Share.

At the request of the Company’s special transaction committee of directors, William Blair sensitized the Company forecasts for 2018E through 2022E revenue CAGRs and 2022E targeted adjusted EBITDA margin and performed to derive adjusted EBITDA for the Company for 2018E through 2022E using the exit multiple method. William Blair calculated terminal values for the Company by utilizing 2018E through 2022E revenue CAGRs ranging from 2.0% to 8.1% (which is the CAGR implied by the Forecasts). The terminal values were then discounted using a range of 2022E adjusted EBITDA margins of the Company ranging from 10.5% to 13.5% (the adjusted EBITDA margin implied by the Forecasts). In this analysis, William Blair assumed an internal rate of return of 18%, the midpoint of the range used in the above analysis. The revenue CAGRs and adjusted EBITDA margins were selected based on Blair’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates. William Blair noted that the equity value per Share implied by the leveraged buyout analysis using the exit multiple range, subject to the assumptions set forth above, ranged from $8.06 to $14.24, as compared to the Offer Price of $12.50 per Share.

Leverage Ratio Range

Based on the Forecasts, William Blair performed a leveraged buyout analysis and projected illustrative implied purchase prices at which a leveraged buyout of the Company could occur using a leverage ratio range. In this analysis, William Blair estimated a terminal value by utilizing a range of total debt multiples of 5.0x to 6.5x and assumed internal rate of returns ranging from 16.0% to 20.0%. The terminal multiples range was selected based upon Blair’s professional judgment and experience given the nature of the Company’s business and the industry in which it operates, including the market leverage of relevant precedent transactions and public company trading multiples. The internal rate of return was derived by William Blair utilizing its professional judgment and experience. William Blair noted that the equity value per Share implied by the leveraged buyout analysis using the leverage ratio range, subject to the assumptions set forth above, ranged from $12.69 to $15.05, as compared to the Offer Price of $12.50 per Share.

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed acquisition and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by the Company’s stockholders. Rather, in rendering its oral opinion on November 5, 2018 (subsequently confirmed in writing) to the Company’s board of directors, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the Company’s

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stockholders (other than PVKG, Purchaser and its respective affiliates) was fair to such stockholders, from a financial point of view, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance on a specific analysis. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed Transactions. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. The Company’s board of directors hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as an internationally recognized investment banking firm. In addition, William Blair has provided investment banking services to the Company from time to time, including serving as a financial advisor to C1 Investment Corp., which was merged with Forum Merger Corporation in 2018, for which it received a fee of $3,000,000. William Blair also has provided certain financial advisory services to CVC and/or its affiliates and portfolio companies from time to time for which William Blair has received compensation, including serving as a co-manager for two public offerings of common stock of a CVC portfolio company for which it received aggregate fees of approximately $635,000 and acting as a financial advisor to a CVC funds’ portfolio company in connection with a sale transaction for which it received a fee of approximately $5,900,000.

Fees

Pursuant to a letter agreement dated September 6, 2018, as amended on November 2, 2018, a fairness opinion fee of $1,000,000 became payable to William Blair upon delivery of William Blair’s fairness opinion. The Company has agreed to pay William Blair an additional fee of up to approximately $9.3 million to William Blair upon the consummation of the proposed Transactions. This fee assumes that the potential Acquisition would be consummated prior to the closing of the Transactions, and such fee could be lower if such acquisition is not consummated. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, the Company agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

(vi) Opinion of Jefferies LLC

The Company has retained Jefferies as a financial advisor to the Company in connection with the Transactions. In connection with this engagement, the Company requested that Jefferies evaluate the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement. At a meeting of the Company’s board of directors held on November 5, 2018, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated November 5, 2018, to the Company’s board of directors to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken as described in

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its opinion, the Offer Price to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Jefferies in rendering its opinion, is attached as Annex III to this proxy statement and is incorporated herein by reference. Jefferies’ opinion is for the use and benefit of the Company’s board of directors (in its capacity as such) in its consideration of the Transactions, and Jefferies’ opinion does not address the relative merits of the Transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender Shares in the Offer or how any such holder should act with respect to the Transactions or any matter related thereto. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

(i)	reviewed a draft of the Merger Agreement provided to it on November 5, 2018;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)

reviewed certain information furnished to it by the Company’s management, including financial forecasts and analyses under various business assumptions, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

(vi)	reviewed the proposed financial terms of the Transactions and compared them with the publicly available financial terms of certain other transactions that Jefferies deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of the Company, nor has Jefferies been furnished with any such evaluations or appraisals of such physical inspections, nor did Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company under various business assumptions. At the Company’s board of directors’ instruction, Jefferies did not take into account the pro forma impact of any potential acquisitions on the future financial performance of the Company as part of its analyses supporting Jefferies’ fairness opinion. Jefferies also assumed, at the Company’s board of directors’ instruction, that the relevant targets have been met

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with respect to all contingent consideration issued by the Company in connection with previous transactions, and that the holders of such earnout rights will elect to receive the contingent consideration payable to them in the form of Shares. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Jefferies’ opinion is based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of November 5, 2018. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after November 5, 2018.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to its analysis of all legal and accounting advice given to the Company and the Company’s board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and Transactions contemplated by, the Merger Agreement to the Company and its shareholders. In addition, in preparing the opinion, Jefferies did not take into account any tax consequences of the Transactions to any holder of Shares. Jefferies assumed that the Transactions will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with applicable laws, documents and other requirements and that the final form of the Merger Agreement would be substantially similar to the draft dated November 5, 2018 previously provided to Jefferies. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, Purchaser or the contemplated benefits of the Transactions.

Jefferies’ opinion was provided for the use and benefit of the Company’s board of directors (in its capacity as such) in its consideration of the Transactions, and Jefferies’ opinion does not address the relative merits of the Transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender Shares in the Offer or how any such holder should act with respect to the Transactions or any matter related thereto. In addition, the Company’s board of directors did not ask Jefferies to address, and the opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Shares. Jefferies expressed no opinion as to the price at which Shares will trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price to be received by holders of Shares or otherwise. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.

In connection with rendering its opinion to the Company’s board of directors, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

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With respect to the selected publicly traded companies and selected transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which were beyond the control of the Company and Jefferies. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of the Company or its securities.

The Offer Price to be received by holders of Shares pursuant to the Merger Agreement was determined through negotiations between the Company and PVKG, and the decision by the Company to enter into the Merger Agreement was solely that of the Company’s board of directors. Jefferies’ opinion and financial analyses were only one of many factors considered by the Company’s board of directors in its evaluation of the Offer Price and should not be viewed as determinative of the views of the Company’s board of directors or management with respect to the Transactions or the Offer Price payable in the Transactions.

Financial Analyses

The following is a summary of the material financial analyses provided to the Company’s board of directors and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. For purposes of the financial analyses described below, the term “adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization (“EBITDA”), as adjusted for non-cash items including equity-based compensation expense, and one-time non-recurring items. For purposes of its analysis, Jefferies did not take into account the potential impact of any potential acquisitions that may be consummated in the future. Approximate implied per share equity value reference ranges derived for the Company from the selected publicly traded companies and selected transactions analyses described below assume all relevant targets have been met with respect to all contingent consideration issued by the Company in connection with previous transactions and that all holders of such earnout rights will elect to receive the contingent consideration payable to them in the form of Shares.

Selected Publicly Traded Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of the Company and ten selected publicly traded companies that Jefferies considered generally relevant for purposes of its analysis, which are collectively referred to in this section of the Schedule 14D-9 as the selected companies. The selected companies each have a market capitalization of greater than $1 billion. For purposes of its analysis, Jefferies separated the selected companies into the following two categories: (i) low-to-moderate growth value added resellers, and (ii) companies in the IT services industry.

Jefferies reviewed, among other information, enterprise values or TEV, calculated as fully-diluted equity values based on closing stock prices on November 2, 2018 plus book value of debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents for the selected companies, as a multiple of their respective calendar year 2018 and calendar year 2019 estimated adjusted EBITDA. Estimated financial data

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of the selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Estimated financial data of the Company was based on publicly available information and financial forecasts and estimates of management.

Value Added Resellers
CDW Corporation
Insight Enterprises, Inc.
Presidio, Inc.
ePlus inc.
ScanSource, Inc.

IT Services
Accenture plc
Cognizant Technology Solutions Corporation
Capgemini SE
Wipro Limited
Virtusa Corporation

The overall low to high calendar year 2018 and calendar year 2019 estimated adjusted EBITDA multiples observed for the selected companies were 7.6x to 16.6x for calendar year 2018 (with a median of 11.3x), and 7.1x to 13.4x for calendar year 2019 (with a median of 10.2x). The low to high estimated adjusted EBITDA multiples observed for the selected companies in the value added resellers category was 7.6x to 13.1x for calendar year 2018 (with a median of 9.1x) and 7.1x to 12.2x for calendar year 2019 (with a median of 8.3x). The low to high estimated adjusted EBITDA multiples observed for the selected companies in the IT services category was 10.6x to 16.6x for calendar year 2018 (with a median of 11.3x) and 9.7x to 13.4x for calendar year 2019 (with a median of 10.5x). Jefferies then applied selected ranges of calendar year 2018 and calendar year 2019 estimated adjusted EBITDA multiples of 9.0x to 11.5x and 8.0x to 10.5x, respectively, derived from the selected companies to the Company’s fiscal year 2018 and fiscal year 2019 estimated adjusted EBITDA based on financial forecasts and estimates of management. This analysis indicated the following approximate implied per Share reference ranges for the Company, as compared to the Offer Price:

Implied Per Share Equity Reference Ranges Based on:

TEV/CY2018E Adjusted EBITDA	TEV/CY2019E Adjusted EBITDA	Per Share Offer Price
$10.73-$15.77	$10.56-$16.17	$12.50

Selected Transactions Analysis. Jefferies reviewed financial data relating to 14 precedent transactions announced since January 1, 2013, to the extent publicly available, involving value added resellers and IT services companies with low-to-moderate growth targets, which given their business and financial characteristics, Jefferies considered relevant for purposes of its analysis.

Date Announced	Acquirer	Target
7/22/2018	Atos	Syntel, Inc.
12/1/2017	Forum Merger Corporation	ConvergeOne, Inc.
10/3/2017	Office Depot, Inc.	CompuCom Systems, Inc.
7/3/2017	H.I.G. Capital	NCI, Inc.
6/5/2017	Synnex Corporation	Westcon-Comstor (Americas bus.)
12/6/2016	KKR	Optiv Security
11/7/2016	Insight Enterprises	Datalink Corporation
2/17/2016	Tianjin Tianhai Investment Company, Ltd.	Ingram Micro Inc.
11/24/2015	CSC	UXC Limited
8/3/2015	CDW Corporation	Kelway Limited

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Date Announced	Acquirer	Target
4/27/2015	Capgemini SE	IGATE Global Solutions Limited
12/1/2014	Apollo Global Management	Presidio Holdings, Inc.
5/14/2014	Clearlake Capital Group, L.P.	ConvergeOne, Inc.
4/22/2013	Birch Hill Equity Partners	Softchoice Corporation

Jefferies reviewed, among other information, transaction values of the selected transactions, calculated as the enterprise values or TEV, implied for the target companies based on the consideration payable for the equity value of the target companies plus book value of debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents, as a multiple of such target companies’ latest 12 months adjusted EBITDA as of the applicable announcement date. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of the Company was based on internal estimates of management.

The overall low to high latest 12 months adjusted EBITDA multiples observed for the selected transactions were 6.2x to 17.0x with a median of 9.6x. Jefferies then applied a selected range of latest 12 months adjusted EBITDA multiples of 8.5x to 11.0x derived from the selected transactions to the Company’s latest 12 months (as of September 30, 2018) adjusted EBITDA. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share Offer Price.

Implied Per Share Equity Reference Range	Per Share Offer Price
$8.40-$13.12	$12.50

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of the Company, using a perpetuity growth rate approach, to calculate a range of implied present values of the unlevered, after-tax free cash flows that the Company was forecasted to generate through the full fiscal year ending December 31, 2022 utilizing financial forecasts of management (disclosed at pages 17 and 18 of this Schedule 14D-9). Jefferies calculated unlevered, after tax- free cash flow as adjusted EBITDA, less stock based compensation, transaction and other costs, public company costs, taxes (including the impact of depreciation and amortization), capital expenditures and changes in net working capital. Terminal values of the Company were calculated by applying to the Company’s unlevered, after-tax free cash flows for the fiscal year ending December 31, 2022 a selected range of perpetuity growth rates of 2.5% to 3.5%, which range was selected by Jefferies in its professional judgement. The present values (as of December 31, 2018) of the cash flows and terminal values were then calculated using a selected discount rate range of 10.75% to 11.75%, which were based on the estimated weighted average cost of capital of the Company. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share Offer Price:

Implied Per Share Equity Reference Range	Per Share Offer Price
$15.91-$21.42	$12.50

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including revenue growth rates, EBITDA estimates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of the Company.

Certain Additional Information

Jefferies observed certain additional factors that were not considered part of its financial analyses for its opinion but rather were noted for informational purposes, including, the following:

Jefferies observed the premiums paid or proposed to be paid in selected mergers and acquisition transactions announced from January 1, 2015 to November 2, 2018. Jefferies applied a selected range of premiums of

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approximately 9% to 36% (reflecting the overall 25th and 75th percentile premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of such transactions) to the closing Share price of $9.28 on November 2, 2018, which indicated an implied equity reference range for Shares of approximately $10.12 to $12.62 per Share. Jefferies also applied a selected range of premiums of approximately 13% to 44% (reflecting the overall 25th and 75th percentile premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions one month prior to public announcement of such transactions) to the closing Share price of $8.94 on October 3, 2018, which indicated an implied equity reference range for the Shares of approximately $10.10 to $12.87 per Share; and

At the request of the Company’s board of directors, Jefferies reviewed the pro forma effects of the Potential Acquisition as if such acquisition had been completed on January 1, 2018. The Company’s board of directors instructed Jefferies to assume that the acquisition would result in incremental revenue of approximately $180 million and incremental adjusted EBITDA of approximately $19 million in calendar year 2018, and that the Company would incur indebtedness of approximately $95 million in connection with the acquisition. Using the assumptions provided by the Company’s board of directors, Jefferies calculated the Company’s pro forma revenue for calendar year 2018 to be approximately $1.8 billion, the Company’s pro forma adjusted EBITDA for calendar year 2018 to be approximately $204 million, and the Company’s pro forma TEV as of September 30, 2018 to be approximately $1.8 billion. Jefferies then calculated the TEV as a multiple of estimated pro forma revenue for calendar year 2018, and the TEV as a multiple of estimated pro forma adjusted EBITDA for calendar year 2018. Jefferies compared the resulting illustrative implied multiples of 1.1x pro forma revenue and 9.4x pro forma adjusted EBITDA respectively, to illustrative implied multiples of 1.0x and 8.3x resulting from the revenue and adjusted EBITDA included in the forecasts and estimates of management for calendar year 2018 that did not give effect to the Potential Acquisition, and the illustrative multiples of 1.1x revenue and 9.9x adjusted EBITDA implied from the Offer Price of $12.50. These observations were supplemental, and Jefferies’ review was performed at the request of the Company’s board of directors, however it was not part of the analyses supporting Jefferies’ fairness opinion.

Miscellaneous

The Company paid Jefferies a fee of $2.0 million upon delivery of Jefferies’ opinion. The Company has also agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement, and to indemnify Jefferies and related parties against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

In the ordinary course of business, Jefferies and its affiliates may trade or hold securities in the Company, PVKG and certain of their respective affiliates and/or portfolio companies, as the case may be, for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. As the Company’s board of directors was aware, Jefferies and its affiliates in the past have provided, currently are providing and in the future may provide financial advisory and financing services unrelated to the Transactions to the Company, PVKG, certain affiliates of PVKG (including portfolio companies of funds managed by PVKG), Clearlake and certain affiliates of Clearlake (including portfolio companies of funds managed by Clearlake), for which services Jefferies and its affiliates have received, and would expect to receive, fees for the rendering of such services. In the past two years, Jefferies has provided financial advisory and financing services to Clearlake and to certain portfolio companies of Clearlake for which Jefferies received aggregate fees of approximately $21 million, and Jefferies has provided financial advisory and financing services to affiliates of PVKG for which Jefferies received aggregate fees of approximately $68 million. Jefferies may in the future seek to provide financial advisory and financing services to PVKG, Clearlake and their respective affiliates, for which Jefferies would expect to receive compensation. In addition, Jefferies maintains a market in the securities of the Company, and in the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of the Company or PVKG and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.

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Jefferies was selected to act as the Company’s financial advisor in connection with the Transactions because, among other factors, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions, its familiarity with the Company and its business and its reputation. Jefferies is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

(vii) Intent to Tender

As of November 5, 2018, our directors and executive officers, as a group, beneficially owned 52,945,400 Shares (excluding shares of capital stock of ConvergeOne issuable upon the exercise of Company Options), representing approximately 68% of the then outstanding Shares. As described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Rollover Agreement” above, Messrs. McKenna, Nachbor, Maier and Lyons (along with certain other employees of the Company) entered into the Rollover Agreement with Purchaser under which they agreed, among other things, not to tender any of their Rollover Shares for purchase pursuant to the Offer. Except with respect to the Rollover Shares held by Messrs. McKenna, Nachbor, Maier and Lyons, to our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the directors and executive officers of ConvergeOne have entered into a Tender and Support Agreement, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to each of Raymond James’s, William Blair’s, and Jefferies’s engagement letter with ConvergeOne, ConvergeOne retained Raymond James, William Blair, and Jefferies as its financial advisors in connection with the Offer and the Merger and to render each of Raymond James’s, William Blair’s, and Jefferies’s opinion to the ConvergeOne board of directors referred to in “Item 4. The Solicitation or Recommendation” above. Each of Raymond James’s, William Blair’s, and Jefferies’s opinion to the ConvergeOne board of directors does not constitute a recommendation to any stockholder of ConvergeOne as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Raymond James, William Blair, and Jefferies are each entitled to a nonrefundable fee of $1,000,000, $1,000,000 and $2,000,000, respectively, that became payable upon each of Raymond James’s, William Blair’s, and Jefferies’s delivery of its opinion on November 5, 2018 to our board. ConvergeOne has agreed to pay a fee of up to approximately $9.3 million to each of William Blair and Raymond James upon the consummation of the proposed Transactions. This fee assumes that the potential near-term acquisition of a target company identified by the Company (the “Potential Acquisition”) would be consummated prior to the closing of the Transactions, and such fee could be lower if such acquisition is not consummated. Whether or not the Offer or the Merger is consummated, ConvergeOne has agreed to reimburse each of Raymond James, William Blair, and Jefferies for certain of its out-of-pocket expenses and to indemnify Raymond James, William Blair, and Jefferies and related persons against various liabilities, including certain liabilities under the federal securities laws.

Neither ConvergeOne nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of ConvergeOne on its behalf with respect to the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of

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this Schedule 14D-9, except for (1) the issuance of the Earnout Stock Payment of 2,574,137 Shares on November 1, 2018 as further described under “Item 8. Earnout Consideration” and (2) repurchases by us of 1,019,946 Shares in the open market at an average price per Share of $9.41 for the period from September 1, 2018 through September 30, 2018.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by ConvergeOne, any subsidiary of ConvergeOne or any other person.

(b) Federal Communications Commission (the “FCC”) authorizations previously held by ConvergeOne Technology Solutions, Inc. were transferred to a newly-formed entity controlled by Clearlake prior to the execution of the Merger Agreement to facilitate prompt completion of the Transactions. Operations of those authorizations are being managed by ConvergeOne Technology Solutions pursuant to a management agreement. Following completion of the Transactions and after necessary FCC approvals are obtained, the parties anticipate that the authorizations will be transferred back to ConvergeOne. Except as set forth in this section and this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ConvergeOne or any subsidiary of ConvergeOne, (ii) any purchase, sale or transfer of a material amount of assets of ConvergeOne or any subsidiary of ConvergeOne, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of ConvergeOne.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event ConvergeOne receives an unsolicited acquisition proposal. The information set forth in Section 11 (The Transaction Agreements) of the Offer to Purchase under the heading “The Exclusivity Agreement” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this “Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between ConvergeOne and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15 (Certain Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On November 5, 2018, our board of directors acting upon the unanimous recommendation of our special transaction committee of directors formed for the purpose of, among other things, evaluating and making a recommendation to our board of directors with respect to the Merger Agreement and the Transactions

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unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger and (d) resolved to recommend that the stockholders of ConvergeOne tender their Shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with the Rollover Shares and all other Shares (if any) otherwise beneficially owned by PVKG or any of its wholly owned subsidiaries (including Purchaser), would represent one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders. For purposes of calculating whether the Minimum Condition has been satisfied, the number of Shares outstanding at the time of the expiration of the Offer will (1) include, without duplication, (A) Shares issuable, if any, in respect of Company Options for which the holders have validly exercised such Company Options and satisfied all of the requirements for their exercise prior to the expiration of the Offer, even if the Company Option holders do not receive Shares resulting from such exercise prior to the expiration of the Offer and (B) Shares issuable in respect of Company Warrants that have been validly exercised and the holders of such Company Warrants have satisfied all of the requirements for such exercise prior to the expiration of the Offer, even if the Company Warrant holders do not receive Shares resulting from such exercise prior to the expiration of the Offer and (2) exclude Shares held in treasury by ConvergeOne as of the expiration of the Offer or any other Shares acquired by ConvergeOne prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company Options), even if ConvergeOne does not receive the Shares so acquired prior to the expiration of the Offer). Except for the Early Bird Option, no outstanding Company Options are expected to be vested and exercisable prior to the expiration of the Offer.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our board of directors has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of ConvergeOne who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL attached here as Annex IV; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares

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in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex IV. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that ConvergeOne will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to ConvergeOne at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform ConvergeOne of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to ConvergeOne Holdings, Inc., 3344 Highway 149, Eagan, Minnesota 55121. Attention: Mehdi Khodadad, Corporate Secretary. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a

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joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. ConvergeOne is under no obligation to and has no present intention to file a petition and holders should not assume that ConvergeOne will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly,

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Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. If immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of Shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Price.

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This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Regulatory Approvals

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder (the “HSR Act”), certain transactions may not be consummated unless information called for under the HSR Act has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the terms of the Merger Agreement, each of PVKG, Purchaser and ConvergeOne will use its reasonable best efforts to make or cause to be made within 10 business days after the date of the Merger Agreement the necessary Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of PVKG and/or ConvergeOne. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The ConvergeOne does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Pursuant to the Merger Agreement, PVKG and ConvergeOne filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 20, 2018 for review in connection with the Offer. The initial waiting period applicable to the Offer commenced on November 20, 2018 upon the filing by PVKG of its Premerger Notification and Report Form.

CFIUS

Under the terms of the Merger Agreement, the parties have agreed to submit to the Committee on Foreign Investment in the United States (“CFIUS”) a declaration pursuant to 31 C.F.R. § 801.401 (the “Declaration”). CFIUS reviews foreign acquisitions, mergers and takeovers of U.S. businesses to ensure there are no unresolved national security issues that will result from such acquisitions. PVKG and the Company submitted the Declaration to CFIUS on November 19, 2018, and the CFIUS review period is expected to commence shortly thereafter. A condition to the Offer is that forty-five (45) days must elapse after the date that the Declaration is submitted.

ConvergeOne is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings that would be required for PVKG’s or Purchaser’s acquisition or ownership of Shares.

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Earnout Consideration

Subject to the terms and conditions set forth in the Agreement and Plan of Merger dated November 30, 2017 between C1 Investment Corp., Clearlake Capital Management III, L.P. (the “Seller Representative” thereunder) and Forum Merger Corporation (the “Forum Merger Agreement”), the former securityholders of C1 Investment Corp. (the “C1 Securityholders”) have the contingent right to receive the earnout consideration pursuant to the Forum Merger Agreement, based on specific earnout target measurements for fiscal years 2018, 2019 and 2020 (together, the “Earnout Targets”). The earnout consideration that can be earned for each Earnout Target consists of $33.0 million in cash (each an “Earnout Cash Payment”), subject to any Cash Shortfall (as defined and more fully described below) and 2,581,250 Shares (each an “Earnout Stock Payment”).

The thresholds for the Earnout Targets for fiscal years 2018 and 2019 were met as of March 31, 2018, and the threshold for the Earnout Target for fiscal year 2020 was met as of September 30, 2018 (each an “Earnout Payment Date”). The aggregate net Earnout Stock Payments for the 2018 and 2019 Earnout Targets of 5,141,500 Shares were issued on May 22, 2018, net of Shares that were immediately forfeited by certain C1 Securityholders for the payment of income taxes. The Earnout Stock Payment for the 2020 Earnout Target of 2,574,137 Shares was issued on November 1, 2018, net of Shares that were immediately forfeited by certain C1 Securityholders for the payment of income taxes.

With respect to the Earnout Cash Payments, the Forum Merger Agreement provides that in the event that at the time any such payment is due, such Earnout Cash Payment is an amount that would exceed either (i) the amount of cash available to the Company that is permitted to be distributed and paid without breaching the terms of any agreement related to indebtedness pursuant to the Forum Merger Agreement or (ii) the amount that could be paid without exceeding a permitted leverage measurement as set forth in the Forum Merger Agreement, the permitted cash payment would be the lesser of the two amounts (the “Permitted Cash Payment”). The Seller Representative has the right to direct the Company to do either of the following with regard to any corresponding shortfall between a Permitted Cash Payment and an Earnout Cash Payment that has been earned (each a “Cash Shortfall”): (i) pay the Cash Shortfall through the issuance of additional Shares with an equivalent value equal to the Cash Shortfall, valued based on the applicable volume weighted average trading price (“VWAP”) of the Shares for the twenty days immediately prior to the applicable Earnout Payment Date (the “Shortfall Shares”) or (ii) provide notice to the Company that it elects to defer payment of the Cash Shortfall or receipt of the Shortfall Shares until the end of the next fiscal quarter (each a “Measurement Date”). The Selling Representative then has the option on each succeeding Measurement Date to elect to be paid the applicable Shortfall Shares in full satisfaction of the Cash Shortfall or to continue to defer payment until the next Measurement Date, until December 31, 2020.

As of the March 31, 2018, June 30, 2018, and September 30, 2018 Measurement Dates, there was a Cash Shortfall for all three Earnout Cash Payments previously earned, and the Seller Representative has elected to convert the aggregate Cash Shortfall of $99.0 million into the right of the C1 Securityholders to receive an aggregate of 11,098,559 Shortfall Shares, based on (i) a VWAP of $8.735 per Share for the $66.0 million Cash Shortfall in respect of the 2018 and 2019 Earnout and (ii) a VWAP of $9.315 per Share for the $33.0 million Cash Shortfall in respect of the 2020 Earnout Target. Upon the consummation of the Merger, the Company expects to convert the right to receive such Shares into the right for the C1 Securityholders to receive the price per Share in the Merger for each such Share, for an aggregate cash payment of $138,731,987.50, to be paid as indebtedness of the Company owed to such C1 Securityholders upon consummation of the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 regarding ConvergeOne may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act including without limitation with respect to its business, the proposed tender offer and Merger, the expected timetable for completing the Transactions, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger

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Agreement, and the strategic and other potential benefits of the Transactions. Completion of the Offer and Merger are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the Transactions will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of ConvergeOne’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against ConvergeOne and/or others relating to the Transactions; ConvergeOne’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in ConvergeOne’s Quarterly Report on Form 10-Q for the three months ended September 30, 2018 filed with the SEC, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and PVKG. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by ConvergeOne with the SEC by contacting Investor Relations at 3344 Highway 149, Eagan, Minnesota 55121, phone (646) 277-1236 or by email at investor@convergeone.com, or through ConvergeOne’s investor relations page at www.convergeone.com. The reader is cautioned not to unduly rely on these forward-looking statements as predictions of future results or events. Any forward-looking statements in this Schedule 14D-9 are based on information known to ConvergeOne on the date hereof. ConvergeOne does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required under applicable law.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 21, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Joint Press Release issued by CVC Capital Partners and ConvergeOne Holdings, Inc., dated November 6, 2018 (incorporated by reference to Exhibit I to Schedule 14D9-C (No. 005-89952) filed November 6, 2018).

(a)(4)	Summary Newspaper Advertisement as published in The New York Times on November 21, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)	Email to employees of ConvergeOne, dated as of November 6, 2018 (incorporated by reference to Exhibit IV to Schedule 14D-9C (No. 005-89952) filed November 6, 2018).

(a)(6)	ConvergeOne Employee Frequently Asked Questions, first used on November 6, 2018 (incorporated by reference to Exhibit I to Schedule 14D-9C (No. 005-89952) filed November 6, 2018).

(a)(7)	Opinion of Raymond James & Associates, Inc., dated November 5, 2018 (included as Annex I to this Schedule 14D-9).

(a)(8)	Opinion of William Blair & Company, L.L.C., dated November 5, 2018 (included as Annex II to this Schedule 14D-9).

(a)(9)	Opinion of Jefferies LLC, dated November 5, 2018 (included as Annex III to this Schedule 14D-9).

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Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of November 6, 2018, by and among ConvergeOne Holdings, Inc., PVKG Intermediate Holdings Inc. and PVKG Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to ConvergeOne Holdings, Inc.’s Current Report on Form 8-K (No. 001-38053) filed November 7, 2018).

(e)(2)	Form of Tender and Support Agreement, dated as of November 6, 2018, by and among PVKG Intermediate Holdings Inc., PVKG Merger Sub, Inc., named executive officers and directors of ConvergeOne Holdings, Inc. and Clearlake Capital Partners III (Master), L.P. (incorporated by reference to Exhibit 99.1 to ConvergeOne Holdings, Inc.’s Current Report on Form 8-K (No. 001-38053) filed November 7, 2018).

(e)(3)	Registration Statement of ConvergeOne Holdings, Inc. on Form S-1 (incorporated by reference to ConvergeOne Holdings, Inc.’s Form S-1, as amended, filed March 22, 2018 (No. 333-223837)).

(e)(4)	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Forum Merger Corporation’s Current Report on Form 8-K (No. 001-38053) filed on February 26, 2018).

(e)(5)	Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to Forum Merger Corporation’s Registration Statement on Form S-4 (No. 333-221848) filed on February 1, 2018).

(e)(6)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Forum Merger Corporation’s Registration Statement on Form S-4 (No. 333-221848) filed on February 1, 2018).

(e)(7)	2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 to Forum Merger Corporation’s Current Report on Form 8-K (No. 001-38053) filed on February 26, 2018).

(e)(8)	Offer letter, dated June 16, 2014, by and between C1 Holdings Corp. and John A. McKenna, Jr. (incorporated by reference to Exhibit 10.19 to Forum Merger Corporation’s Registration Statement on Form S-4 (No. 333-221848) filed on December 1, 2017).

(e)(9)	Offer letter, dated June 16, 2014, by and between C1 Holdings Corp. and Jeffrey Nachbor (incorporated by reference to Exhibit 10.20 to Forum Merger Corporation’s Registration Statement on Form S-4 (No. 333-221848) filed on December 1, 2017).

(e)(10)	Offer letter, dated June 16, 2014, by and between C1 Holdings Corp. and John Lyons (incorporated by reference to Exhibit 10.21 to Forum Merger Corporation’s Registration Statement on Form S-4 (No. 333-221848) filed on December 1, 2017).

(e)(11)	Offer letter, dated June 16, 2014, by and between C1 Holdings Corp. and Paul Maier (incorporated by reference to Exhibit 10.22 to Forum Merger Corporation’s Registration Statement on Form S-4 (No. 333-221848) filed on December 1, 2017).

(e)(12)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.23 to Forum Merger Corporation’s Registration Statement on Form S-4 (No. 333-221848) filed on February 1, 2018).

(e)(13)	Confidentiality Agreement, dated August 31, 2018, by and between ConvergeOne Holdings, Inc. and CVC Advisors (U.S.) Inc.

(e)(14)	Exclusivity Agreement, dated November 3, 2018, by and between ConvergeOne Holdings, Inc. and CVC Advisors (U.S.) Inc.

(e)(15)	Rollover Agreement, dated November 6, 2018, by and between PVKG Investment Holdings, Inc. and the Investors listed on Annex A thereto.

53.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGEONE HOLDINGS, INC.

By:	/s/ John A. McKenna, Jr.
Name:	John A. McKenna, Jr.
Title:	President, Chief Executive Officer and Chairman of the Board

Dated: November 21, 2018

Annex I—Opinion, dated November 5, 2018, of Raymond James & Associates, Inc.

Annex II—Opinion, dated November 5, 2018, of William Blair & Company, L.L.C.

Annex III—Opinion, dated November 5, 2018, of Jefferies LLC

Annex IV—Section 262 of the Delaware General Corporation Law

ANNEX I

OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

November 5, 2018

Board of Directors

ConvergeOne Holdings, Inc.

3344 Highway 149

Egan, Minnesota 55121

Members of the Board of Directors:

We understand that PVKG Intermediate Holdings, Inc., a Delaware corporation (“Parent”), PVKG Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and ConvergeOne Holdings, Inc., a Delaware corporation (the “Company”), propose to enter into the Agreement (defined below), which provides for, among other things, (i) the commencement by Purchaser of a tender offer (the “Tender Offer”) to purchase all issued and outstanding shares of common stock of the Company, par value $0.0001 per share (the “Company Common Shares”) for $12.50 per share in cash without interest (the “Offer Price”) on the terms and subject to the conditions set forth in the Agreement, and (ii) following the completion of the Tender Offer, the merger (the “Merger”, and together with the Tender Offer, the “Transaction”) of Purchaser with and into the Company, pursuant to which each outstanding Company Common Share (other than Company Common Shares held by Parent, any subsidiary of Parent or the Company or held in the treasury of the Company, and other than Dissenting Shares (as defined in the Agreement), and other than Company Common Shares contributed to Parent or its affiliate by a specified member of management of the Company pursuant to the Agreement (“Rollover Shares”)) will be converted into the right to receive the Offer Price in cash without interest subject to the terms and conditions set forth in the Agreement. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price to be received by the holders of the Company Common Shares (other than Parent, Purchaser or any of their respective affiliates and holders of Rollover Shares) in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that the Offer Price is $12.50 per share in cash.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger dated as of November 5, 2018 by and among Parent, Purchaser and the Company (the “Agreement”);

2.

reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the calendar year periods ending December 31, 2018 through December 31, 2022, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

880 Carillon Parkway // St. Petersburg, FL 33716 // T 800.248.8863 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Board of Directors

ConvergeOne Holdings, Inc.

November 5, 2018

7.

reviewed the current and historical market prices and trading volume for the Company Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.

reviewed a certificate addressed to Raymond James from a member of senior management of the Company regarding, among things, the accuracy of the information, data and materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company;

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

10.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have relied upon and assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of November 4, 2018 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided certain advice to the Company with respect to the proposed Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of the Company Common Shares (other than Parent, Purchaser or any of their respective affiliates and holders of Rollover Shares) in the Transaction pursuant to the Agreement.

Board of Directors

ConvergeOne Holdings, Inc.

November 5, 2018

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the Offer Price as described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the Offer Price or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent or Purchaser or the ability of the Company, Parent or Purchaser to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services contingent upon consummation of the Tender Offer. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Tender Offer or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years), including with respect to the special purpose acquisition company transaction which enabled the Company to become a Nasdaq-listed public company, for which it has been paid fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or CVC Advisors (U.S.), Inc., an entity affiliated with the indirect controlling stockholder of Parent, Parent, Purchaser, or their respective affiliates and, in the case of CVC Advisors (U.S.), Inc., portfolio companies, or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board (solely in each directors capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding whether said shareholder should tender Company Common Shares in connection with the Tender Offer. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed as part of a recommendation statement on Schedule 14D-9 by the Company used in connection with the Transaction that is required to be filed

Board of Directors

ConvergeOne Holdings, Inc.

November 5, 2018

with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such recommendation statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of the Company Common Shares (other than Parent, Purchaser or any of their respective affiliates and holders of Rollover Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX II

OPINION OF WILLIAM BLAIR & COMPANY, L.L.C.

November 5, 2018

ConvergeOne Holdings, Inc.

Board of Directors

3344 Highway 149

Eagan, MN 55121

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the “Stockholders”) of ConvergeOne Holdings, Inc., a Delaware corporation (the “Company”) of the $12.50 per share in cash proposed to be paid to the Stockholders (other than PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), PVKG Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), or any of their respective affiliates) pursuant to the draft Agreement and Plan of Merger, dated as of November 4, 2018 by and among Parent, Purchaser and the Company (the “Merger Agreement”). Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a tender offer to purchase all of the outstanding shares of common stock of the Company, $0.0001 par value per share (each a “Share”) at a price equal to $12.50 per Share (the “Tender Offer”), and will accept all shares validly tendered and not withdrawn, subject to the terms of the Merger Agreement. The Merger Agreement further provides that following the completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding Share (other than Shares owned by the Company, Parent or Purchaser) will be cancelled and converted into the right to receive $12.50 per share (the per Share consideration to be received in the Tender Offer and the Merger, the “Merger Consideration”).

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) certain audited historical financial statements of the Company for the three years ended December 31, 2015, 2016 and 2017; (c) the unaudited financial statements of the Company for the nine months ended September 30, 2017 and 2018; (d) certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company for the years ending December 31, 2018 through December 31, 2022 (the “Forecasts”); (e) certain information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the Shares; and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by senior management of the Company. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to the Stockholders. We express no opinion as to any terms or other aspects of the Transaction (other than the Merger Consideration to the extent specified herein), including, without limitation, the form or structure of the Transaction or the tax or accounting consequences thereof. Our opinion does not address the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We are expressing no opinion herein as to the price at which the Shares will trade at any future time or as to the effect of the Transaction on the trading price of the Shares. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We are familiar with the Company, having provided certain investment banking services to the Company from time to time, including serving as a financial advisor to C1 Investment Corp., which was merged with Forum Merger Corporation in 2018 for which we received a customary fee. We have acted as the investment banker to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders (other than Parent, Purchaser or any of their respective affiliates) of the Merger Consideration in connection with the Transaction, and we do not address the merits of the underlying decision by the Company to engage in the Transaction and this opinion does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender its Shares in the Tender Offer or how such Stockholder should vote with respect to the Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a Schedule 14D-9 or proxy statement mailed to the stockholders by the Company with respect to the Transaction. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders (other than Parent, Purchaser and their respective affiliates).

Very truly yours,

/s/ William Blair & Company, L.L.C.

WILLIAM BLAIR & COMPANY, L.L.C.

ANNEX III

OPINION OF JEFFERIES LLC

OPINION OF JEFFERIES LLC

Jefferies LLC

520 Madison Avenue

New York, NY 10022

www.jefferies.com

November 5, 2018

The Board of Directors

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

Members of the Board:

We understand that ConvergeOne Holdings, Inc. (the “Company”), PVKG Intermediate Holdings Inc. (“Parent”), and PVKG Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.0001 per share of the Company (“Company Common Stock”) at a purchase price of $12.50 per share in cash (the “Consideration”) , and (ii) subsequent to the consummation of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”, and together with the Tender Offer as an integrated transaction, the “Transaction”), and each outstanding share of Company Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and capitalized terms used herein, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received in the Transaction by the holders of Company Common Stock is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft of the Merger Agreement provided to us on November 5, 2018;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)

reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses under various business assumptions, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Company Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	reviewed the proposed financial terms of the Transaction and compared them with the publicly available financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company under various business assumptions. At your instruction, we did not take into account the pro forma impact of any potential acquisitions on the future financial performance of the Company. We have also assumed, at your instruction, that the relevant targets have been met with respect to all contingent consideration issued by the Company in connection with previous transactions, and that the holders of such earnout rights will elect to receive the contingent consideration payable to them in the form of shares of Company Common Stock. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Company Common Stock. We have assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with applicable laws, documents and other requirements and that the final form of the Merger Agreement will be substantially similar to the draft dated November 5, 2018 previously provided to us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Purchaser or the contemplated benefits of the Transaction.

We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or part of the Company or any other alternative transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company (in its capacity as such) in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of Company Common Stock should tender shares of Company Common Stock in the Tender Offer or how any such holder should act with respect to the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Common Stock. We express no opinion as to the price at which Company Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of

2

such persons, in connection with the Transaction relative to the Consideration to be received by holders of Company Common Stock or otherwise. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by the Company to act as financial advisor to the Board in connection with the Transaction and will receive a fee for our services upon delivery of this opinion. We also will be reimbursed for expenses incurred in connection with our engagement, and the Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide financial advisory and financing services unrelated to the Transaction to the Company, Parent, certain affiliates of Parent (including portfolio companies of funds managed by Parent), Clearlake Capital Group, L.P. (“Clearlake Capital”) and certain affiliates of Clearlake Capital (including portfolio companies of funds managed by Clearlake Capital), for which services we and our affiliates have received, and would expect to receive, fees for the rendering of such services. In the past two years, we have provided financial advisory and financing services to Parent, Clearlake Capital and to certain portfolio companies of Clearlake Capital, and we may in the future seek to provide financial advisory and financing services to Parent, Clearlake Capital and their respective affiliates, for which we would expect to receive compensation. In addition, we maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

3

ANNEX IV

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.